Banknorth Group, Inc.

March 18, 2003

Fellow Banknorth stockholders:

On behalf of the Board of Directors I cordially invite you to attend the annual meeting of stockholders of Banknorth Group, Inc., which will be held at the Portland Marriott Hotel, 200 Sable Oaks Drive, South Portland, Maine 04106, on Tuesday, April 22, 2003 at 10:30 a.m., Eastern Time. The matters to be considered by stockholders at the annual meeting are described in detail in the accompanying materials.

It is very important that you be represented at the annual meeting regardless of the number of shares you own or whether you are able to attend the meeting in person. Let me urge you to mark, sign and date your proxy card today and return it in the envelope provided, even if you plan to attend the annual meeting. This will not prevent you from voting in person, but will ensure that your vote is counted if you are unable to attend.

Your continued support of and interest in Banknorth are sincerely appreciated.

Sincerely yours,

William J. Ryan

William J. Ryan
Chairman, President and
Chief Executive Officer

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED REGARDLESS OF THE NUMBER YOU OWN. EVEN IF YOU PLAN TO BE PRESENT, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENVELOPE PROVIDED. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY VOTE EITHER IN PERSON OR BY PROXY. ANY PROXY GIVEN MAY BE REVOKED BY YOU IN WRITING OR IN PERSON AT ANY TIME PRIOR TO THE EXERCISE THEREOF.

BANKNORTH GROUP, INC.
P.O. Box 9540
Two Portland Square
Portland, Maine 04112-9540
(207) 761-8500

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on April 22, 2003

Our annual meeting of stockholders will be held at the Portland Marriott Hotel, 200 Sable Oaks Drive, South Portland, Maine 04106, on Tuesday, April 22, 2003 at 10:30 a.m., Eastern Time, for the following purposes, all of which are more completely set forth in the accompanying proxy statement:

1. To elect five directors for a three-year term and one director for a one-year term, and in each case until their successors are elected and qualified;

2. To approve the Banknorth Group, Inc. 2003 Equity Incentive Plan;

3. To ratify the appointment of KPMG LLP as our independent auditors for 2003; and

4. To transact such other business as may properly come before the meeting or any adjournment thereof. We are not aware of any other such business.

You are entitled to notice of, and to vote at, the annual meeting or at any adjournment thereof only if you are a record holder of our common stock on February 28, 2003.

By Order of the Board of Directors

Carol L. Mitchell, Esq.
Executive Vice President, General Counsel,
Secretary and Clerk

Portland, Maine
March 18, 2003

TABLE OF CONTENTS

	Page
Annual Meeting of Stockholders	1
Voting	1
Governance of Banknorth	3
Relationship with Independent Public Accountants	8
Report of the Audit Committee	9
Election of Directors (Proposal One)	9
Executive Officers Who Are Not Directors	14
Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management	16
Compensation of Executive Officers and Transactions with Management	19
Report of the Human Resources Committee	23
Performance Graphs	26
Equity Compensation Plan Information	27
Proposal to Approve the 2003 Equity Incentive Plan (Proposal Two)	28
Proposal to Ratify the Appointment of Independent Auditors (Proposal Three)	36
Stockholder Proposals	36
Annual Reports	36
Other Matters	36
Annex A Banknorth Group, Inc. Audit Committee Charter	A-1
Annex B Banknorth Group, Inc. 2003 Equity Incentive Plan	B-1

BANKNORTH GROUP, INC.

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS

We are providing this proxy statement and accompanying form of proxy to you in connection with the solicitation by the board of directors of Banknorth Group, Inc. of proxies to be voted at our 2003 annual meeting of stockholders and at any adjournment thereof. In this proxy statement, "Banknorth," "we," "us" and "our" refer to Banknorth Group, Inc.

You are cordially invited to attend the annual meeting, which is to be held at the Portland Marriott Hotel, 200 Sable Oaks Drive, South Portland, Maine 04106, on Tuesday, April 22, 2003 at 10:30 a.m., Eastern Time. The purposes of the annual meeting are set forth in the accompanying notice of annual meeting of stockholders.

We are first mailing this proxy statement and the accompanying form of proxy on or about March 18, 2003 to the holders of common stock of Banknorth (which we refer to herein as the "Common Stock") on February 28, 2003, the record date for the annual meeting.

VOTING

Proxies and Voting Procedures

Because many stockholders cannot attend the annual meeting in person, we solicit proxies to give all stockholders of record an opportunity to vote on matters that will be presented at the annual meeting.

Voting by proxy will not limit your right to vote at the annual meeting in person if you decide to attend the annual meeting. If your shares are held in the name of a bank, broker or other nominee, however, you must obtain a proxy, executed in your favor, from the holder of record, to be able to vote in person at the annual meeting.

Your proxy, if properly signed and returned to us and not revoked prior to its use, will be voted in accordance with the instructions contained therein. If no contrary instructions are given, each proxy received will be voted "FOR" the nominees for director described herein and "FOR" each of the other proposals described herein, as recommended by our board of directors.

If any other matters are properly presented for consideration at the annual meeting, including, among other things, consideration of a motion to adjourn the meeting to another time or place in order to solicit additional proxies in favor of the recommendations of our board of directors, the persons named as proxies and acting thereunder will have discretion to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. At the date of printing of this proxy statement, we did not anticipate that any other matters would be raised at the annual meeting.

You have the power to revoke your proxy at any time before it is exercised by:

- filing with the Clerk of Banknorth written notice (Carol L. Mitchell, Esq., Executive Vice President, General Counsel, Secretary and Clerk, Banknorth Group, Inc., P.O. Box 9540, Two Portland Square, Portland, Maine 04112-9540);

- submitting a duly executed proxy bearing a later date; or

- appearing at the annual meeting and giving the Clerk notice of your intention to vote in person.

Proxies solicited may be voted only at the annual meeting and any adjournment and will not be used for any other meeting.

Stockholders Entitled to Vote

You are entitled to notice of and to vote at the annual meeting only if you are a holder of record of Common Stock at the close of business on February 28, 2003. On that date, there were 164,186,259 shares of Common Stock issued and outstanding, and we had no other class of equity securities outstanding. Each share of Common Stock is entitled to one vote at the annual meeting on all matters properly presented at the annual meeting.

Quorum

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock on the record date is necessary to constitute a quorum at the annual meeting for the election of directors and for the other proposals. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining whether a quorum exists. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Broker "Discretionary Voting"

Under the rules of the New York Stock Exchange in effect at the time this proxy statement was printed, if you hold your shares through a bank or broker, your broker is permitted to vote your shares on the election of the directors, approval of the 2003 Equity Incentive Plan and the ratification of the selection of our auditors for 2003, even if the broker does not receive instructions from you. The New York Stock Exchange has proposed changes to its rules regarding brokers' discretionary voting authority, which may limit your broker's ability to vote on the proposal to approve the 2003 Equity Incentive Plan unless you provide your broker with voting instructions. If these proposed changes to the New York Stock Exchange rules become effective prior to the annual meeting, your broker may not be able to vote your shares on this proposal without receiving instructions from you.

Required Votes

The persons receiving the greatest number of votes of the Common Stock in each class, up to the number of directors to be elected in such class, will be elected as directors of Banknorth. Under the current Maine Business Corporation Act, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock on the record date for the annual meeting is required to approve the 2003 Equity Incentive Plan. The affirmative vote of a majority of the votes cast on the matter at the annual meeting is required to ratify the appointment of KPMG LLP as Banknorth's independent auditors for 2003 and to approve any other matter properly submitted to stockholders for their consideration at the annual meeting.

With regard to the election of directors, you may vote in favor of or withhold authority to vote for one or more nominees for director. Votes that are withheld in connection with the election of one or more nominees for director will not be counted as votes cast for such individuals and accordingly will have no effect. Abstentions may be specified on all other proposals. Because the proposal to approve the 2003 Equity Incentive Plan requires the approval of the holders of a majority of all outstanding shares of Common Stock, an abstention or, if applicable, a broker "non-vote," on this proposal will have the same effect as a vote against this proposal. Abstentions or broker "non-votes" will not be counted in determining the votes cast on the proposal to ratify the appointment of Banknorth's auditors for 2003 or any other proposal that may be properly presented at the annual meeting, and thus will have no effect on these proposals.

GOVERNANCE OF BANKNORTH

General

Our business and affairs are managed by or under the direction of our board of directors pursuant to the Maine Business Corporation Act and our articles of incorporation, as amended, and bylaws. Members of the board of directors are kept informed of Banknorth's business through discussions with our chairman and chief executive officer and with key members of management, by reviewing materials provided to them and by participating in meetings of the board of directors and its committees.

Our long-standing practice is that substantially all of our directors have no relationship to Banknorth and its affiliates that may interfere with the exercise of their independence from Banknorth and its management, and that there may be only one employee-director, our chairman and chief executive officer. Currently, our board of directors is in the process of developing formal guidelines for determining the independence of directors in accordance with proposed listing requirements of the New York Stock Exchange noted below.

Regular meetings of our board of directors are held six times per year. The board of directors held a total of eight regular and special meetings during 2002. In addition, there were meetings during 2002 of the various committees of the board of directors. None of our current directors attended fewer than 75% of the aggregate total number of meetings of the board of directors held while he or she was a member of the board during 2002 and the total number of meetings held by all committees thereof during the period which he or she served on such committees during 2002.

In July 2002, the U.S. Congress passed the Sarbanes-Oxley Act of 2002 which, among other things, establishes, or provides the basis for, a number of new corporate governance standards and disclosure requirements. In addition, the New York Stock Exchange has recently proposed changes to its corporate governance and listing requirements. Many of the requirements of the Sarbanes-Oxley Act and the proposed New York Stock Exchange rules are subject to final Securities and Exchange Commission action and, therefore, had not yet become effective or, in some cases, their transitional provisions had not yet expired as of the date of this proxy statement. Nevertheless, our board of directors has initiated actions consistent with many of the proposed rules. To illustrate, under corporate governance guidelines adopted by our board of directors:

- Banknorth's outside directors have increased the number of times they hold formal meetings separate from Banknorth's chief executive officer and other members of Banknorth's management from one time per year to two times per year, or more frequently if desired by the outside directors;

- Banknorth's outside directors have elected two "lead directors," who are responsible for coordinating the activities of the other outside directors, including the establishment of the agenda for executive sessions of the outside directors;

- Banknorth encourages directors to participate in continuing education programs and pays the reasonable expenses of attendance by a director at one such program per year;

- new directors of Banknorth will be required to participate in an orientation program which is designed to familiarize the directors with Banknorth's business and operations and with their duties under applicable laws and regulations; and

- the board of directors maintains audit, compensation and nominating and corporate governance committees, all of which are comprised solely of independent directors and operate under written charters approved by our board of directors that govern their duties and standards, as discussed under "— Committees of the Board of Directors" below.

Our corporate governance guidelines can be viewed on our website at *www.banknorth.com/investorrelations.*

In addition to our corporate governance guidelines, we maintain a comprehensive code of conduct which covers all directors, officers and employees of Banknorth and its subsidiaries. See "— Code of Conduct and Ethics" below.

Our board of directors regularly monitors developments in the area of corporate governance and will adopt changes, as appropriate, to its corporate governance guidelines and practices to comply with applicable requirements and to adopt what it believes are the best policies and practices for Banknorth.

Committees of the Board of Directors

Our board of directors has established various committees, including Audit, Human Resources, Nominating and Corporate Governance, Executive and Strategic Planning committees. A brief description of these committees is set forth below.

Audit Committee. The primary responsibilities of the Audit Committee are to:

- monitor the integrity of Banknorth's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;

- appoint, compensate and monitor the independence and performance of Banknorth's independent auditors, as well as monitor the independence and performance of Banknorth's internal auditing department; and

- provide an avenue of communication among the independent auditors, management, the internal auditing department and the board of directors.

As of December 31, 2002, the members of the Audit Committee were directors Shea (Chair), Bahre, Khoury, Weidema and Allen M. Glick, whose term as a director of Banknorth and as a member of the Audit Committee will terminate at the annual meeting. Each of these persons is independent within the meaning of the listing standards of the New York Stock Exchange. In addition, our board of directors has determined that at least one member of the Audit Committee meets the current New York Stock Exchange standard of having accounting or related financial expertise. Our board of directors also has determined that a member of the Audit Committee — Gerry Weidema — meets the requirements recently adopted by the Securities and Exchange Commission for qualification as an audit committee financial expert. An audit committee financial expert is defined as a person who has the following attributes:

- an understanding of generally accepted accounting principles and financial statements;

- the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

- experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity or accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;

- an understanding of internal controls and procedures for financial reporting; and

- an understanding of audit committee functions.

The identification of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those that are imposed on such person as a member of the audit committee and board of directors in the absence of such identification. Moreover, the identification of a person as an audit committee financial expert for purposes of the regulations of the Securities and Exchange Commission does not affect the duties, obligations or liability of any other member of the audit committee or the board of directors. Finally, a person who is determined to be an audit committee financial expert will not be deemed an "expert" for purposes of Section 11 of the Securities Act of 1933.

The Audit Committee operates pursuant to a written charter, a copy of which is attached as Annex A to this proxy statement. Recently, we amended this Charter to increase the responsibilities of the Audit Committee in several areas. See "Relationship with Independent Public Accountants — General."

The report of the Audit Committee is set forth on page 9 of this proxy statement. The Audit Committee met eight times in 2002.

Human Resources Committee. The primary responsibilities of the Human Resources Committee are to:

- establish the compensation and benefits for the president and chief executive officer and other executive officers of Banknorth;

- evaluate the performance of the president and chief executive officer and other senior executive officers of Banknorth; and

- review, recommend and approve executive compensation, equity and retirement plans for employees of Banknorth.

As of December 31, 2002, the members of the Human Resources Committee were directors Condron (Chair), Dougan, Naughton and Philbrook. Each of these persons is independent within the meaning of the rules of the New York Stock Exchange. The Human Resources Committee operates pursuant to a written charter, which can be viewed on our website at *www.banknorth.com/investorrelations*. The report of the Human Resources Committee is set forth on page 23 of this proxy statement. The Human Resources Committee met five times in 2002.

Nominating and Corporate Governance Committee. The primary responsibilities of the Nominating and Corporate Governance Committee are to evaluate and make recommendations to the board of directors for the election of directors, develop corporate governance guidelines for Banknorth and its directors and evaluate the performance of the board of directors and its members. As of December 31, 2002, the members of the Nominating and Corporate Governance Committee were directors Scribner (Chair), Condron, Levenson, Philbrook, Pizzagalli and Shea. Each of these persons is independent within the meaning of the rules of the New York Stock Exchange. The Nominating and Corporate Governance Committee operates pursuant to a written charter, which can be viewed on our website at *www.banknorth.com/investorrelations*. The Nominating and Corporate Governance Committee met one time during 2002.

Executive Committee. The Executive Committee acts for the board of directors in the interval between meetings, oversees the activities of certain departments and makes recommendations to the full board regarding acquisitions. As of December 31, 2002, the members of the Executive Committee were: Pizzagalli (Chair), Condron, Levenson, Philbrook, Ryan, Scribner and Shea. With the exception of Mr. Ryan, each of these persons is independent within the meaning of the rules of the New York Stock Exchange. The Executive Committee met five times during 2002.

Strategic Planning Committee. The Strategic Planning Committee reviews potential strategic alliances and acquisitions and makes recommendations to the chief executive officer relative to the same. As of December 31, 2002, the members of the Strategic Planning Committee were directors Ryan (Chair), Condron, Levenson, Philbrook and Pizzagalli. With the exception of Mr. Ryan, each of these persons is independent within the meaning of the rules of the New York Stock Exchange. The Strategic Planning Committee met one time in 2002.

Compensation of Directors

Fees. Directors of Banknorth, other than those directors who are employed by Banknorth or its subsidiaries, were paid in 2002 an annual retainer of $22,000, $4,000 of which was in the form of restricted stock under Banknorth's Restricted Stock Plan for Non-Employee Directors, described below. In addition, directors, other than those who are employed by Banknorth or its subsidiaries, annually receive an option to purchase 2,000 shares of our Common Stock under the 1995 Stock Option Plan for Non-Employee

Directors, as described below. During 2002, all non-employee directors also received $1,000 for attendance at each meeting of the board of directors of Banknorth and $750 for attendance at each meeting of its committees and reimbursement for travel time in excess of one hour at a rate of $25 per hour per meeting, up to a maximum of six hours. Directors who served as Chairs of the various board committees were paid an additional annual retainer of $4,000.

Restricted Stock Plan for Non-Employee Directors. In 1990, the board of directors and stockholders of Banknorth adopted the Restricted Stock Plan for Non-Employee Directors, pursuant to which a portion of the compensation of the non-employee directors of Banknorth is paid in shares of our Common Stock. Pursuant to the Restricted Stock Plan, up to $10,000 of the amount of the annual fee payable to each non-employee director for service on the board of directors of Banknorth is payable solely in shares of Common Stock. Such fees are payable in one annual installment on the first day of July in each calendar year for service on the board of directors of Banknorth and any committee thereof in the first six months of such calendar year. The number of shares of Common Stock to be issued to each non-employee director on each payment date is determined by dividing such annual installment by the fair market value of such shares, which is defined in the Restricted Stock Plan to mean the closing price of the Common Stock on the last trading day preceding the relevant payment date, as reported in *The Wall Street Journal*.

The holders of shares of Common Stock acquired pursuant to the Restricted Stock Plan are entitled to all distributions made with respect thereto and all voting rights associated therewith. The shares of Common Stock issued under the Restricted Stock Plan may not be sold, hypothecated or transferred (including, without limitation, transfer by gift or donation), however, except that such restrictions shall lapse upon (a) death of the non-employee director; (b) disability of the non-employee director preventing continued service on the board of directors of Banknorth; (c) retirement of the non-employee director from service as a director of Banknorth in accordance with Banknorth's policy on retirement of non-employee directors then in effect; (d) termination of service as a director with the consent of a majority of the members of the Board of Directors of Banknorth, other than the non-employee director; or (e) a change in control, as defined in the Restricted Stock Plan. If a non-employee director ceases to be a director of Banknorth for any other reason, the shares of Common Stock issued to such director pursuant to the Restricted Stock Plan shall be forfeited and revert to Banknorth. Certificates evidencing the shares of Common Stock issued to non-employee directors pursuant to the Restricted Stock Plan contain a restrictive legend which notes the foregoing restrictions on transfer.

In 2002, 153 shares of Common Stock were issued pursuant to the Restricted Stock Plan to each non-employee director of Banknorth who was a director as of the date of the grant. In addition, Ms. Weidema, who became a director during 2002, received 95 shares of Common Stock, which was an award based on her service on the New Hampshire advisory board of Banknorth, N.A. in 2002.

Directors' Stock Option Plan. In 1995, the board of directors and the stockholders of Banknorth adopted the 1995 Directors' Stock Option Plan, which was amended by the same in 1997 and 2000. The 1995 Director Plan authorizes the grant of stock options to non-employee directors of Banknorth at such times and in such amounts as may be determined by the board of directors of Banknorth or a committee thereof. The exercise price per share for each option granted under the 1995 Director Plan shall be the fair market value of a share of Common Stock on the day the option is granted.

In 2002, options to purchase 2,000 shares of Common Stock were granted pursuant to the 1995 Director Plan to each non-employee director of Banknorth who was a director as of the date of the grant.

Deferred Compensation Plan. Banknorth maintains a Deferred Compensation Plan which allows non-employee directors of Banknorth and its subsidiaries to defer all or any portion of the fees received from Banknorth. Benefits are payable upon the dates selected by the directors for the distribution in a lump sum or in equal annual installments over a period not to exceed ten years. A director may elect annually to have the amounts deferred treated as if they were hypothetically invested in Common Stock and/or such investments as shall be designated by the administrator of the Deferred Compensation Plan from time to time. During 2002, directors Glick, Levenson, Philbrook, Pizzagalli, Rogers and Weidema elected to defer certain of their compensation pursuant to the Deferred Compensation Plan.

Stockholder Nominations

Our bylaws govern nominations for election to our board of directors and require all nominations for election to the board of directors, other than those made by the board, to be made at a meeting of stockholders called for the election of directors, and only by a stockholder who has complied with the notice provisions in that section. Written notice of a stockholder nomination for election of a director at an annual meeting of stockholders must be given either by personal delivery or by United States mail, postage prepaid, to the Clerk of Banknorth not later than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. For our annual meeting in 2004, this notice must be received by January 21, 2004. Each written notice of a stockholder nomination shall set forth: (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of Banknorth entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission; and (e) the consent of each nominee to serve as a director of Banknorth if so elected. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedures. We did not receive any stockholder nominations for director in connection with the annual meeting.

Code of Conduct and Ethics

Since 1991, we have maintained a comprehensive Code of Conduct and Ethics which covers all directors (including advisory directors), officers and employees of Banknorth and its subsidiaries. The Code of Conduct and Ethics requires that our directors, officers and employees avoid conflicts of interest; maintain the confidentiality of information relating to Banknorth and its customers; engage in transactions in the Common Stock only in compliance with applicable laws and regulations and the requirements set forth in the Code of Conduct and Ethics; and comply with other requirements which are intended to ensure that they conduct business in an honest and ethical manner and otherwise act with integrity and in the best interest of Banknorth. Recently, the board of directors amended the Code of Conduct and Ethics to specifically impose standards of conduct on Banknorth's chief executive officer, chief financial officer, principal accounting officer and other persons with financial reporting responsibilities which were recently identified in a regulation issued by the Securities and Exchange Commission dealing with corporate codes of conduct. These standards are designed to deter wrongdoing and to promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

- full, fair, accurate, timely and understandable disclosure in reports and documents that a registrant files with, or submits to, the Securities and Exchange Commission and in other public communications made by the registrant;

- compliance with applicable governmental laws, rules and regulations;

- the prompt internal reporting to an appropriate person or persons identified in the code of violations of the Code of Conduct and Ethics; and

- accountability for adherence to the Code of Conduct and Ethics.

All of our directors, officers and employees are required to affirm in writing that they have reviewed and understand the Code of Conduct and Ethics. We provide training for our officers and employees on the Code of Conduct and Ethics and their legal obligations when they join Banknorth.

A copy of our Code of Conduct and Ethics can be viewed on our website at *www.banknorth.com/investorrelations*.

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

General

Upon the recommendation of the Audit Committee, our board of directors has reappointed KPMG LLP as the independent public accounting firm to audit our financial statements for the year ending December 31, 2003. Pursuant to the amended Charter of the Audit Committee, discussed below, next year the appointment of our independent auditors will be the sole responsibility of the Audit Committee.

In making its recommendation to ratify the appointment of KPMG LLP as Banknorth's independent auditors for the year ending December 31, 2003, the Audit Committee considered whether KPMG LLP's provision of services other than audit services is compatible with maintaining the independence of our outside accountants. In addition, the Audit Committee reviewed the fees described below for audit-related services and tax services and concluded that such fees are compatible with the independence of KPMG LLP.

In February 2003, our board of directors and the Audit Committee amended the Charter of the Audit Committee to provide, among other things, that the Audit Committee shall be directly responsible for the appointment, compensation and oversight of the work of our independent auditors and to generally require the Audit Committee to preapprove all audit services and permitted non-audit services (including the fees and terms thereof).

Audit Fees

KPMG LLP has billed Banknorth $851,917, in the aggregate, for professional services rendered in connection with the audit of our annual financial statements for 2002, the review of the interim financial statements included in our quarterly reports filed with the Securities and Exchange Commission in 2002 and other review procedures performed in connection with acquisitions and other public filings by us in 2002. KPMG LLP billed Banknorth $683,000, in the aggregate, for such professional services in 2001.

Audit-Related Fees

KPMG LLP has billed Banknorth $147,500 and $181,800, in the aggregate, for audit-related services during 2002 and 2001, respectively. Audit-related services consist primarily of audits of the financial statements of certain of our employee benefit plans and an audit of a common trust fund maintained by our banking subsidiary.

Tax Fees

KPMG LLP has billed Banknorth $611,677 and $484,200, in the aggregate, for professional services rendered for tax compliance, tax advice and tax planning during 2002 and 2001, respectively. The largest components of these fees were attributable to tax planning in connection with acquisitions by Banknorth, including analyses with respect to the operation of Section 280G of the Internal Revenue Code ($236,800 and $104,200 during 2002 and 2001, respectively), planning and consultation in connection with state taxation ($175,000 and $276,000 during 2002 and 2001, respectively) and IRS and state tax examinations ($58,800 and $104,000 during 2002 and 2001, respectively). During 2002, tax fees also were paid in connection with employment tax consultation ($55,900), compliance ($46,100) and an assessment received from the Massachusetts Department of Revenue by certain banks acquired by Banknorth ($39,100).

All Other Fees

KPMG LLP did not bill us for any fees for services rendered during 2002 and 2001, other than as set forth above under "Audit Fees," Audit-Related Fees" and "Tax Fees."

REPORT OF THE AUDIT COMMITTEE

In accordance with rules adopted by the Securities and Exchange Commission, the Audit Committee of the board of directors of Banknorth makes this report for the year ended December 31, 2002.

The Audit Committee of the board of directors is responsible for providing independent, objective oversight of Banknorth's accounting functions and internal controls. During 2002, the Audit Committee was composed of five directors, each of whom is independent as defined by the listing standards of the New York Stock Exchange. The Audit Committee operates under a written charter approved by the board of directors.

Management is responsible for Banknorth's internal controls and financial reporting process. The independent accountants, KPMG LLP, are responsible for performing an independent audit of Banknorth's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee reviewed the audit plans, audit scope and audit risks with both KPMG LLP and Banknorth's Internal Audit Department. The Audit Committee met with management and KPMG LLP to review and discuss the December 31, 2002 consolidated financial statements. The Audit Committee also discussed with KPMG LLP the matters required by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee also received written disclosures from KPMG LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with KPMG LLP the firm's independence.

Based upon the Audit Committee's discussions with management and the independent accountants, and the Audit Committee's review of the presentations of management and the independent accountants, the Audit Committee recommended that the board of directors include the audited consolidated financial statements in Banknorth's Annual Report on Form 10-K for the year ended December 31, 2002 filed with the Securities and Exchange Commission.

The Audit Committee:

Paul R. Shea (Chair)
Gary G. Bahre
Allen M. Glick
Colleen A. Khoury
Gerry S. Weidema

ELECTION OF DIRECTORS

(Proposal One)

Pursuant to our articles of incorporation, our board of directors is divided into three classes as nearly equal in number as possible and the members of each class are elected for a term of three years (or for a shorter period when necessary to ensure that the Board is divided into three equal classes) and until their successors are elected and qualified. One class of directors is elected annually. A resolution of the board of directors adopted pursuant to our articles of incorporation has established the number of directors at 15.

Five of the six directors up for election at the annual meeting currently are directors of Banknorth. There are no arrangements or understandings between the persons named and any other person pursuant to which such person was selected as a nominee for election as a director at the annual meeting, and no director is related to any other director or executive officer of Banknorth or of any of its subsidiaries by blood, marriage or adoption.

We know of no reason why any of the nominees may not be able to serve as director if elected. If any person named as nominee should be unable or unwilling to stand for election at the time of the annual meeting, however, the proxies will nominate and vote for a replacement nominee or nominees recommended by the board of directors.

The following table presents information concerning our nominees for director and the directors whose terms continue, including each such person's tenure as a director of Banknorth or its subsidiaries. Where applicable, service as a director includes service as a director of our banking subsidiaries and their respective predecessors.

Nominees for Director for a Three-Year Term Expiring in 2006

Name	Age	Position with Banknorth and Principal Occupation During the Past Five Years	Director Since
Gary G. Bahre	39	Director of Banknorth and Banknorth, N.A.; President and Chief Executive Officer, New Hampshire International Speedway; owner of shopping centers and apartment buildings; and joint owner of several real estate development sites.	1999
Robert G. Clarke	52	Nominee for election to Board of Banknorth and Banknorth, N.A.; former Board member of Howard Bank prior to its merger into Banknorth, N.A.; former Member of Banknorth Vermont State Advisory Board; Chancellor, Vermont State Colleges from 2000 to present; formerly, Interim Chancellor, Vermont State Colleges from 1999 to 2000; formerly, President, Vermont Technical Colleges from 1984 to 1999; Director, Central Vermont Public Service Corporation; Director, Connecticut Valley Electric Company, Inc.; Director, Vermont Electric Power Company, Inc.; member, Governor's Council of Economic Advisors; and a participant in numerous state, civic and community committees and councils.	N/A
Steven T. Martin	63	Director of Banknorth and Banknorth, N.A. since February 2003; former Board member of American Financial Holdings, Inc. since 1979 and until its merger into Banknorth in February, 2003; Principal, Martin Associates, a consulting group to international industrial companies from 2003 to present; formerly, Executive Vice President of Ingersoll-Rand Company from 1998 through 2002 and served in various capacities including President of the Production Equipment Group of Ingersoll-Rand Company or related entities since 1962; former Director, American School for the Deaf; and former Trustee of the Connecticut Science Museum.	2003

Name	Age	Position with Banknorth and Principal Occupation During the Past Five Years	Director Since
Malcolm W. Philbrook, Jr.	68	Director of Banknorth and "lead director" for corporate governance purposes; Director of Banknorth, N.A. and Vice Chairman of the Board of Banknorth; attorney and President of the law firm of Crockett, Philbrook & Crouch, P.A., Auburn, Maine; Director of the Lewiston/Auburn YMCA; Director, Patrons Mutual Insurance Co.; and President and Trustee, Winter Foundation.	1976
Gerry S. Weidema	55	Director of Banknorth and Banknorth, N.A.; former Director and/or audit committee member of Bank of New Hampshire Corporation, Bank of New Hampshire, The First National Bank of Portsmouth and Hampton Cooperative Bank prior to their acquisition by Banknorth; Certified Public Accountant and Certified Financial Planner with Weidema & Lavin, CPA, PA, an accounting firm specializing in accounting and tax issues for a wide variety of closely-held companies and individuals; Member, New Hampshire Society of CPAs; Member, American Institute of Certified Public Accountants; and Board Member, PlusTime NH.	2002

Nominee for Director for a One-Year Term Expiring in 2004

Name	Age	Position with Banknorth and Principal Occupation During the Past Five Years	Director Since
Paul R. Shea	70	Director of Banknorth; Director of Banknorth, N.A.; Chief Executive Officer and President of Bank of New Hampshire from 1991 until its acquisition by Banknorth in 1996; Chairman, Manchester Intown Management, Inc.; Corporator, Optima Health; member, Governmental Relations Council of the American Bankers Association; member, Government Review Task Force; former Director, New Hampshire Bankers Association; former Director, Business and Industry Association of New Hampshire; former Director, New Hampshire Business Committee for the Arts; and former member, Governmental Relations Council of the American Bankers Association.	1996

Members of the Board Continuing in Office

Directors With Terms Expiring in 2005

Name	Age	Position with Banknorth and Principal Occupation During the Past Five Years	Director Since
P. Kevin Condron	57	Director of Banknorth; Director of Banknorth, N.A.; former Chairman of Safety Fund National Bank and former Director of CFX Corporation until their acquisition by Banknorth in 1998; President and Chief Executive Officer of The Granite Group LLC from 1998 to present; formerly, President and Chief Executive Officer, Central Goulet Supply, from 1972 through 1997; Chairman of the Board, Worcester Business Development Corp.; Clerk, Greater Worcester Community Foundation; Trustee, Allmerica Investment Trust and Allmerica Securities Trust; Trustee, College of the Holy Cross; former Chairman, Worcester Redevelopment Authority; former Chairman, Worcester Area Chamber of Commerce; former Trustee, St. Vincent's Hospital; and former Chairman, The Diocese of Worcester Bishop's Fund.	1998
Colleen A. Khoury	59	Director of Banknorth; Director of Banknorth, N.A.; Dean, University of Maine School of Law from 1998 to present and faculty member since 1985; former general counsel of Ventrex Laboratories, Inc. and a former Partner in the law firm of Bell, Boyd & Lloyd of Chicago, Illinois. Ms. Khoury is admitted to the bar in the states of Maine and Illinois and in the U.S. District Court, Northern District of Illinois and in the U.S. Tax Court; member, American Law Institute; member, Justice Action Group; Director, Maine Bar Foundation; member, Business Law Section of the Maine Bar Association; Trustee and Vice Chair, Board of Colby College; member, Board of Trustees Portland Symphony Orchestra; Corporator, Boys & Girls Club of Greater Portland; recipient of the 2001 Maine Bar Association John Ballou Award for Distinguished Service; and recipient of the University of New England's 2002 Deborah Morton Award.	2002
Irving E. Rogers, III	41	Director of Banknorth; Director of Banknorth, N.A.; former Director of Andover Bancorp from 1996 until its merger into Banknorth in 2001; Publisher of the Eagle-Tribune, Andover Townsman, Haverhill Gazette, Derry New Hampshire News, the Salem News, the Daily News of Newburyport and the Gloucester Daily Times.	2001

Name	Age	Position with Banknorth and Principal Occupation During the Past Five Years	Director Since
William J. Ryan	59	Chairman, President and Chief Executive Officer of Banknorth and of Banknorth, N.A. since July, 1989; Director, Anthem; Director, Maine Machine Products Company; Trustee, Libra Foundation; Member, Central Maine Power Company Advisory Board; Trustee and past President, Pine Tree Council Boy Scouts of America; member, Board of Advisors, University of New England and Trustee, Colby College.	1989
Curtis M. Scribner	65	Director of Banknorth; Director of Banknorth, N.A.; Director of Banknorth Insurance, Banknorth's insurance brokerage subsidiary; Principal of C.M. Scribner & Co., a real estate holding company, since 1995; past Chairman and current Corporator of Hurricane Island Outward Bound; Trustee, Maine Life Care Retirement Community, Inc.; Director, Rufus Deering Co.; Member, Maine Committee of Newcomen Society; Corporator, Maine Medical Center; Director, Maine Community Foundation; and Honorary Trustee, North Yarmouth Academy.	1977

Directors with Terms Expiring in 2004

Name	Age	Position with Banknorth and Principal Occupation During the Past Five Years	Director Since
George W. Dougan	63	Director of Banknorth; Director of Banknorth, N.A.; Chairman and Chief Executive Officer of Evergreen Bank prior to its acquisition by Banknorth in 2000; Director, Trans World Music; Director, Glens Falls Hospital; Director, Hyde Museum; and Member, Warren County Economic Council.	2000
Dana S. Levenson	49	Director of Banknorth; Director of Banknorth, N.A. or its predecessor since 1993; Director, Banknorth Investment Planning Group, Inc., an indirect subsidiary of Banknorth; Principal, The Levenson Group from 1997 to present; President of Ann Ellen Enterprises, Inc., a 35-store specialty retail operation from 1981 to 1996; President of Quatro Realty Corporation; Member of Portsmouth Rotary Club; Treasurer, Dartmouth Club of the Seacoast; Member, Portsmouth Children's Museum Advisory Board; Member, Portsmouth Economic Development Commission; and Trustee, Portsmouth Public Library.	1995

Name	Age	Position with Banknorth and Principal Occupation During the Past Five Years	Director Since
John M. Naughton	66	Director of Banknorth; Director of Banknorth, N.A.; former Chairman of the Board and Director of SIS Bancorp, Inc. from 1990 until its acquisition by Banknorth in 1999; formerly, Executive Vice President of Massachusetts Mutual Life Insurance Company; Trustee, American International College; Member, Finance Committee of Bay State Health Systems; former Vice Chairman of Bay State Medical Center; former Director of Oppenheimer Management Corp.; former Director of David L. Babson, Inc.; former Director of Automatic Business Centers; and former Chairman of U.S. Department of Labor ERISA Advisory Council.	1999
Angelo Pizzagalli	68	Director of Banknorth and "lead director" for corporate governance purposes; Director of Banknorth, N.A.; Vice Chairman of the Board and Chairman of the Executive Committee; Co-Chairman, Pizzagalli Construction Company and Pizzagalli Properties, LLC; and Past Chairman, Board of Trustees, University of Vermont.	2000

**Our board of directors unanimously recommends that you
vote "FOR" approval of the nominees for director.**

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

The following information is provided with respect to each person who currently serves as an executive officer of Banknorth but does not serve on Banknorth's board of directors. There are no arrangements or understandings between Banknorth and any such person pursuant to which such person has been elected an officer, and no such officer is related to any director or other officer of Banknorth by blood, marriage or adoption.

Peter J. Verrill, 54, is Senior Executive Vice President, Chief Operating Officer and Chief Financial Officer of Banknorth and Banknorth, N.A. Mr. Verrill was initially elected as Chief Operating Officer in January 1996. From 1988 through December 1995, Mr. Verrill served as Executive Vice President, Treasurer and Chief Financial Officer of Banknorth. Previously, Mr. Verrill served as Senior Vice President and Treasurer of Banknorth, N.A. (formerly Peoples Heritage Bank) from March 1978 through January 1988. Mr. Verrill is a director of United Way of Greater Portland; a director of TrainRiders Northeast; and a director and treasurer of the Woodlands Club. Mr. Verrill is a member of the American Institute of Certified Public Accountants and the Maine Society of Public Accountants, as well as a director of the Pinetree Council Boy Scouts of America.

John W. Fridlington, 59, is Executive Vice President and Chief Lending Officer of Banknorth and Banknorth, N.A. In 1992, Mr. Fridlington initially was elected Executive Vice President of Banknorth and Executive Vice President of Commercial Lending of Banknorth, N.A. (formerly Peoples Heritage Bank). Mr. Fridlington's banking career included over 25 years of service in various capacities at Heritage Bank, Community Savings Bank, BayBank Valley Trust Co., Mechanics Bank and New England Merchants Bank, all of which were located in Massachusetts. Mr. Fridlington serves as a director of the Park Danforth Corporation, a private non-profit housing corporation, the Susan Curtis Foundation, the Maine Children's Cancer Program, and Coastal Enterprises, Inc. Mr. Fridlington also is a member of the Risk Management Association, a professional association of lending and risk management professionals.

Andrew Greene, 59, was elected Senior Executive Vice President of Banknorth in April 2001 and of Banknorth, N.A. in January 2002. Mr. Greene originally was elected Executive Vice President of

Banknorth in May 1999. Currently, Mr. Greene oversees the activities of Banknorth Insurance Group and Banknorth Investment Planning, the insurance brokerage and financial planning subsidiaries, respectively, of Banknorth, N.A. In addition, Mr. Greene oversees the activities of Banknorth Mortgage, Banknorth Investment Management Group, eCommerce, Sales Support and Marketing, all divisions of Banknorth, N.A. Mr. Greene was a director of Banknorth from 1991 to 1998; former Chief Executive Officer of Legacy Co. Services, Inc. from 1998 to 1999; former Chairman, President, and Chief Executive Officer and Director of Blue Cross/Blue Shield of Maine and President, Chief Executive Officer and director of Blue Alliance Mutual Insurance Company from 1991 to 1998; former Chairman of the Board and Chief Executive Officer of Machigonne Agency, Inc. from 1991 to 1998; and former director, National Blue Cross and Blue Shield Association; he is a Member, of the President's Council of Visitors, University of Southern Maine; member, Board of Corporators, Maine Medical Center Foundation; member, Board of Trustees, Southern New Hampshire University; member, Board of Directors of the Gulf of Maine Aquarium Development Corporation and Chairman of the capital campaign; and member, Board of Directors of the Mitchell Institute.

Carol L. Mitchell, 47, was elected Executive Vice President of Banknorth and Banknorth, N.A. in January 1997. Ms. Mitchell joined Banknorth in August 1990 and was elected Senior Vice President, General Counsel and Clerk in 1992. Ms. Mitchell currently is the General Counsel and Chief Administrative Officer of Banknorth and Banknorth N.A. and oversees the Legal, Human Resources and General Services Departments. Ms. Mitchell is an attorney, admitted to practice law in Maine, and is a member of the American Bar Association, and the Maine Bar Association. Ms. Mitchell is a director of the New England Legal Foundation; a member and Treasurer of the Maine Chapter of the International Women's Forum; a member of the American Society of Corporate Secretaries; a member of Governor Baldacci's Business Advisory Committee; a corporator of Maine Health; and a member of the Board of Visitors of the University of Maine School of Law.

David J. Ott, 51, is Senior Executive Vice President and Chief Banking Officer of Banknorth and Banknorth, N.A. Mr. Ott initially was elected President and Chief Executive Officer of Peoples Heritage Bank and an Executive Vice President of Banknorth in March 1999 and served as such until his election as Chief Banking Officer in June 2000. Prior to joining Banknorth, Mr. Ott served as Chairman, President and Chief Executive Officer of Fleet Bank of Maine. Mr. Ott's banking career has spanned over 20 years. From July 1995 through June 1997, Mr. Ott served as President of Maine Rubber International. Mr. Ott serves on the Boards of Directors of the Susan Curtis Foundation, the Portland Museum of Art, the Mitchell Institute, the United Way of Greater Portland (2002 Chairman of the Annual Campaign) and the Maine Coalition for Excellence in Education.

Wendy Suehrstedt, 44, is Executive Vice President and Chief Retail Banking Officer of Banknorth and Banknorth, N.A. Ms. Suehrstedt was elected Executive Vice President and Chief Retail Banking Officer of Banknorth effective January 1997. Previously, Ms. Suehrstedt served as Senior Vice President of Retail and Small Business Banking at Banknorth, N.A. (formerly Peoples Heritage Bank) from 1994 to 1997 and Senior Vice President of Banknorth in charge of Commercial Credit Policy and Administration from 1991 to 1994. She joined Banknorth, N.A. as Vice President of Commercial Loan Review in 1990.
Ms. Suehrstedt is Vice Chairman of the Community Investment Division of the United Way of Greater Portland and a member of the Board of Directors of the Childrens' Museum of Maine. Ms. Suehrstedt is a past Chairman of the Maine Group of Robert Morris Associates, a professional association of lending and credit risk professionals.

BENEFICIAL OWNERSHIP OF COMMON STOCK
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership of Common Stock

The following table sets forth information as to the Common Stock beneficially owned as of December 31, 2002 by (i) each of our nominees for election as director and each of our directors whose term will continue after the annual meeting, (ii) each of our executive officers named in the Summary Compensation Table below and (iii) all of our nominees for director, directors whose terms will continue after the annual meeting and executive officers as a group. As of December 31, 2002, no person or entity, including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), was known to us to be the beneficial owner of 5% or more of the outstanding Common Stock.

Name of Beneficial Owner	Shares Beneficially Owned as of December 31, 2002(1)	
	Amount	Percent
Directors:		
Gary G. Bahre	27,622(2)	—
Robert G. Clarke	2,705(2)	—
P. Kevin Condron	56,489(2)	—
George W. Dougan	205,624(2)	—
Colleen A. Khoury	2,203(2)	—
Dana S. Levenson	43,219(2)	—
Steven T. Martin	90,780(2)	—
John M. Naughton	51,552(2)	—
Malcolm W. Philbrook, Jr.	97,535(2)(3)	—
Angelo Pizzagalli	128,204(2)	—
Irving Rogers, III	12,474(2)	—
William J. Ryan	694,880(4)	—
Curtis M. Scribner	33,579(2)	—
Paul R. Shea	51,683(2)	—
Gerry S. Weidema	13,549(2)	—
Executive officers who are not directors and who are named in the Summary Compensation Table below:		
Peter J. Verrill	330,189(4)	—
David J. Ott	115,348(4)	—
Andrew W. Greene	50,441(4)	—
Wendy Suehrstedt	159,052(4)	—
All nominees for director, directors whose terms will continue and executive officers of Banknorth as a group (21 persons)	2,562,653(5)	1.5%

(1) The number of shares beneficially owned by the persons set forth above is determined under rules under Section 13 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, an individual is considered to beneficially own any shares of Common Stock if he or she directly or indirectly has or shares: (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power to dispose or direct the disposition of the shares. Unless otherwise indicated, an individual has sole voting power and sole investment power with respect to the indicated shares and all individual holdings amount to less than 1% of the issued and outstanding Common Stock.

(2) Includes options to purchase shares of Common Stock pursuant to the 1995 Director Plan, as follows:

Name	No. of Shares	Name	No. of Shares
Gary G. Bahre	6,000	Malcom W. Philbrook, Jr.	16,500
Robert G. Clarke	500	Angelo Pizzagalli	4,000
P. Kevin Condron	10,500	Irving E. Rogers, III	2,000
George W. Dougan	4,000	Curtis M. Scribner	14,500
Colleen A. Khoury	2,000	Paul R. Shea	12,500
Dana S. Levenson	16,500	Gerry S. Weidema	11,000
John M. Naughton	8,000		

Also includes (i) in the case of Mr. Condron, substitute options to purchase 10,872 shares of Common Stock granted in connection with the acquisition of CFX Corporation; (ii) in the case of directors Dougan and Pizzagalli, substitute options to purchase 104,375 and 1,825 shares of Common Stock, respectively, granted in connection with the acquisition of Banknorth Group, Inc. (Vermont); (iii) in the case of Mr. Naughton, substitute options to purchase 4,500 shares of Common Stock granted in connection with the acquisition of SIS Bancorp Inc.; (iv) in the case of Mr. Martin, substitute options to purchase 65,880 shares of Common Stock granted in connection with the acquisition of American Financial Holdings, Inc.; and (v) in the case of Mr. Shea, options to purchase 23,400 shares of Common Stock granted to Mr. Shea under the 1996 Equity Incentive Plan.

(3) Includes 29,666 shares held by a 501(c)(3) foundation and/or a trust for which Mr. Philbrook shares voting rights but for which he has no pecuniary interest.

(4) Includes shares over which an officer has voting power under our 401(k) Plan and Profit Sharing Employee Stock Ownership Plan and options to purchase shares of Common Stock granted pursuant to our stock option plans which are exercisable within 60 days of December 31, 2002, as follows:

	401(k) Plan	Currently Exercisable Options
William J. Ryan	68,498	580,666
Peter J. Verrill	10,151	284,106
David J. Ott	19,213	87,744
Andrew W. Greene	1,656	29,160
Wendy Suehrstedt	5,127	136,510

(5) Includes a total of 121,313 shares of Common Stock which are held by the trusts established pursuant to our 401(k) Plan on behalf of executive officers of Banknorth as a group. Also includes 1,480,230 shares of Common Stock which may be acquired by directors and executive officers as a group upon the exercise of outstanding stock options which are exercisable within 60 days of December 31, 2002; shares subject to the foregoing stock options are deemed to be outstanding for the purpose of computing the percentage of Common Stock beneficially owned by directors and executive officers of Banknorth as a group.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Exchange Act, our directors and executive officers and certain persons who own more than 10% of the Common Stock are required:

- to file reports of their ownership of the Common Stock and any changes in that ownership with the Securities and Exchange Commission and the New York Stock Exchange by specific dates, and

- to furnish us with copies of the reports.

Based on our records and other information, we believe that all of these filing requirements were satisfied by our directors and executive officers in 2002, except that Allen M. Glick, a current director of Banknorth, did not timely file a report with respect to a purchase of 1,000 shares of Common Stock due to an administrative error by Banknorth.

COMPENSATION OF EXECUTIVE OFFICERS AND TRANSACTIONS WITH MANAGEMENT

The following table discloses compensation received by our chief executive officer and our four other most highly-compensated executive officers for the three years ended December 31, 2002.

Summary Compensation Table

					Long-Term Compensation			
					Awards		Payouts($)	
		Annual Compensation						
Executive Officer	Year	Salary($)	Bonus($)	Other Annual Compensation($)	Restricted Stock Awards($)	Options/ SARs(#)	LTIP Payouts($)	All Other Compensation($)
		(1)	(2)	(3)		(4)		(5)
William J. Ryan	2002	$791,023	$792,000	$104,829	$0	241,750	0	$ 8,500
Chairman, President	2001	665,000	831,250	5,069	0	299,200	0	5,737
and Chief Executive	2000	648,849	232,750	4,909	0	135,000	0	10,325
Officer								
Peter J. Verrill	2002	394,837	440,000	7,414	0	117,000	0	8,500
Sr. Executive Vice	2001	344,846	342,188	6,000	0	57,200	0	5,737
President, Chief	2000	342,678	91,250	6,123	0	63,000	0	10,325
Operating Officer and								
Chief Financial Officer								
David J. Ott	2002	296,154	328,500	6,489	0	63,250	0	8,500
Sr. Executive Vice	2001	281,300	342,188	6,715	0	56,800	0	5,737
President and	2000	281,609	69,800	5,640	0	42,000	0	7,327
Chief Banking Officer								
Andrew W. Greene	2002	280,115	270,000	2,236	0	63,250	0	8,500
Sr. Executive Vice	2001	242,380	218,750	1,271	0	27,000	0	5,737
President Insurance	2000	204,646	39,564	787	0	40,500	0	6,065
& Investments								
Wendy Suehrstedt	2002	266,154	200,000	2,722	0	46,050	0	8,500
Executive Vice	2001	240,650	218,750	691	0	27,000	0	5,737
President, Chief	2000	194,701	39,564	2,113	0	40,500	0	7,856
Retail Officer								

(1) In addition to the base salaries, amounts disclosed in this column include (i) amounts deferred pursuant to our Deferred Compensation Plan, which generally allows eligible officers to defer up to 25% of their salaries, and (ii) amounts deferred pursuant to our 401(k) Plan, which generally allows employees of Banknorth and participating subsidiaries to defer up to 15% of their compensation, subject to applicable limitations in Section 401(k) of the Internal Revenue Code. Executive officers' base salary adjustments are considered in the first quarter of each year.

(2) Amounts represent annual bonuses earned in the year indicated and paid early in the following year. Amounts disclosed in this column include bonuses deferred pursuant to our Deferred Compensation Plan.

(3) Includes the value of Company-owned automobiles and club memberships which amount to substantially less than the lesser of either $50,000 or 10% of the total annual salary and bonus for each named executive officer, except Mr. Ryan, who in 2002 was reimbursed $100,000 for a country club initiation fee.

(4) Consists of awards granted pursuant to our stock option plans.

(5) Includes matching contributions by us pursuant to our 401(k) Plan, and, in 2000, contributions by us pursuant to our Profit Sharing Employee Stock Ownership Plan, which was merged into the 401(k) Plan in 2001.

Options/SAR Grants in 2002

The following table provides information relating to option grants pursuant to our stock option plans during 2002 to our named executive officers.

Executive Officer	Options Granted (#)(1)	Percent of Total Options Granted to Employees in 2002(2)	Individual Grants Exercise Price(3)	Expiration Date	Potential Realizable Value at Assumed Rates of Stock Price Appreciation for Option Term(4) 5%	10%
William J. Ryan	220,000	4.77%	$23.28	October 22, 2012	$3,220,947	$8,162,511
	21,750	.47	26.15	March 26, 2012	357,692	906,461
Peter J. Verrill	105,000	2.28	23.28	October 22, 2012	1,537,570	3,895,744
	12,000	.26	26.15	March 26, 2012	197,347	500,116
David J. Ott	55,000	1.19	23.28	October 22, 2012	805,237	2,040,628
	8,250	.18	26.15	March 26, 2012	135,676	343,830
Andrew W. Greene	55,000	1.19	23.28	October 22, 2012	805,237	2,040,628
	8,250	.18	26.15	March 26, 2012	135,676	343,830
Wendy Suehrstedt	42,000	.91	23.28	October 22, 2012	614,908	1,558,298
	4,050	.09	26.15	March 26, 2012	66,605	168,789

(1) Options vest and become exercisable 33% per year commencing on the first anniversary of the date of grant. None of the indicated awards were accompanied by stock appreciation rights.

(2) Percentage of options to purchase an aggregate of 3,784,547 shares of our common stock granted to all employees during 2002.

(3) The exercise price was based on the market price of our Common Stock on the date of grant.

(4) Assumes future stock prices of $37.92 and $60.38 for options granted on October 22, 2002, and $42.60 and $67.83 for options granted on March 26, 2002 at compounded rates of return of 5% and 10%, respectively. No discount has been applied to determine a net present value of each award; however, a 7.0% discount would yield real values of 51% of the values shown under the 5% and 10% columns, respectively.

Aggregated Option Exercises in 2002 and Year-end Option Values

The following table provides information relating to option exercises in 2002 by our named executive officers and the value of such officers' unexercised options at December 31, 2002.

	Shares Acquired on Exercise(#)	Value Realized($)	Number of Options at Year End(#) Exercisable	Unexercisable	Value of Unexercised In-The-Money Options at Year End($)(1) Exercisable	Unexercisable
William J. Ryan	120,478	$1,712,216	580,666	491,714	$3,107,653	$515,365
Peter J. Verrill	80,756	1,294,823	284,106	155,324	1,674,727	67,450
David J. Ott	50,000	412,500	87,744	101,306	422,257	66,710
Andrew W. Greene	27,000	176,996	29,160	81,340	146,022	31,114
Wendy Suehrstedt	29,790	505,178	136,510	64,140	624,266	31,114

(1) Based on a per share market price of $22.60.

Pension Plan

The following table sets forth the estimated benefits payable under our qualified defined benefit retirement plan for all eligible employees. This benefit and a supplemental benefit (for those executive officers covered under a supplemental retirement plan, as described below) provide a competitive total pension benefit plan. Compensation in the following table is limited to the $200,000 ceiling as provided under the Economic Growth and Tax Relief Reconciliation Act of 2001.

Career Average Compensation	10 Years of Service	15 Years of Service	20 Years of Service	25 Years of Service	30 Years of Service
$125,000	$24,017	$36,026	$48,034	$ 60,043	$ 72,051
150,000	29,392	44,088	58,784	73,480	88,176
170,000	33,692	50,538	67,384	84,230	101,076
175,000	34,767	52,151	69,534	86,918	104,301
200,000	40,142	60,213	80,284	100,355	120,426

(1) Benefit formula is 1.5% of career average earnings plus 0.65% of career average earnings above covered compensation. For 2002, year of retirement covered compensation equals $43,968.

(2) Career average salary limited to $200,000.

(3) Maximum allowable annual benefit for 2002 is $170,000.

The maximum annual compensation which may be taken into account under qualified plans is indexed for inflation after 2002.

At December 31, 2002, Messrs. Ryan, Verrill, Ott, Greene and Ms. Suehrstedt had 13, 25, 4, 4 and 13 years of credited service under our defined benefit pension plan, respectively.

Banknorth and each of Messrs. Ryan and Verrill have entered into supplemental retirement agreements which provide for a cumulative retirement benefit (together with qualified plan benefits and other integrated benefits, as set forth below) equal to 65% of each such executive's respective compensation for the highest five consecutive of the last ten years of the executive's employment. Compensation includes annual salary and bonuses, but excludes amounts paid pursuant to any stock option, stock appreciation right or other long-term compensation plans of Banknorth. We do not believe that the covered compensation for this purpose differs substantially (by more than 10%) from that set forth in the Summary Compensation Table set forth above. The benefits under the supplemental retirement agreements for covered executives generally are integrated with, and thus reduced by, (i) 50% of the officer's primary Social Security benefit estimated at the normal retirement age of 65; (ii) the annual amount of benefits payable to the officer at age 65 on a life annuity basis from the qualified defined benefit retirement plan maintained by Banknorth; (iii) the annual amount of benefits payable on the same basis of that portion of the account balances attributable to contributions by Banknorth to any and all qualified defined contribution retirement plans maintained by Banknorth; and (iv) the annual amounts of benefits payable on the same basis attributable to contributions by Banknorth to any other qualified or non-qualified retirement plans or agreements maintained or entered into by Banknorth. Each of the supplemental retirement agreements provides for a reduction in the benefit to be provided if the executive does not complete 25 years of service with Banknorth or any of its subsidiaries.

At December 31, 2002, the expected annual benefits under the supplemental retirement agreements with Messrs. Ryan and Verrill were $541,031 and $248,635, respectively, assuming level future salaries and an 8% return on defined contribution investment accounts. These figures are based on 6 and 11 years until retirement for Messrs. Ryan and Verrill, respectively.

In January 2002, Banknorth approved an amendment to Mr. Ryan's supplemental retirement agreement to provide for an additional 5.5 years of credited service. This was done in recognition of Mr. Ryan's substantial contributions to Banknorth over the years.

Banknorth also has adopted a supplemental retirement plan that covers Messrs. Ott and Greene and Ms. Suehrstedt and certain other executive officers of Banknorth and Banknorth, N.A. The plan provides that each executive shall receive a supplemental pension benefit upon retirement equal to the amount necessary to provide the executive with the normal benefits payable under Banknorth's defined benefit pension plan without regard to the $200,000 plan compensation limitation under Section 401 of the

Internal Revenue Code or the limitations contained in Section 415 of the Internal Revenue Code. At December 31, 2002, the expected annual benefit for Messrs. Ott and Greene and Ms. Suehrstedt were $127,980, $82,995 and $138,421, respectively, assuming level future salaries and an 8% return on defined contribution investment accounts. This figure is based upon 14 years, 6 years and 20 years until retirement for Messrs. Ott and Greene and Ms. Suehrstedt, respectively.

Severance Agreements

Banknorth has entered into severance agreements with Messrs. Ryan, Verrill, Ott, Greene and Ms. Suehrstedt and certain of the other executive officers of Banknorth, pursuant to which these officers would receive specified benefits in the event that their employment was terminated by Banknorth other than for cause, disability, retirement or death following a "change in control" of Banknorth, as defined, or the officers terminated their employment under such circumstances for "good reason," as defined. The benefits payable under such circumstances include a lump sum payment equal to three times (in the case of Messrs. Ryan, Verrill, Ott, Greene and Ms. Suehrstedt) and three or two times (in the case of other executive officers) the sum of (i) the officer's annual salary at the rate in effect at the specified time and (ii) the greatest of the bonuses paid to such officer or accrued on his or her behalf in either the year in which the change in control occurred or the immediately preceding year. For purposes of determining the executive's benefit under the executive's supplemental retirement agreement with Banknorth, the severance agreements also provide that the named executives shall be credited with three years (or two years in the case of certain other executive officers) of age and service. In October 2002, the Committee approved the elimination of the reduction for early commencement of payment of supplemental retirement benefits for Mr. Ryan in the event of a change in control. In addition to the service credited under the executive's supplemental retirement agreement, each such officer would be entitled under such circumstances to be covered at the expense of Banknorth by the same or equivalent hospital, medical, dental, accident, disability and life insurance coverage as in effect for the officer immediately prior to termination of his or her employment until the earlier of three years (in the case of the named executives) and three or two years (in the case of other executive officers) following termination of employment or the date the officer has commenced new employment which provides comparable benefits. The agreements also provide that in the event that any of the payments to be made thereunder or otherwise upon termination of employment are deemed to constitute "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code, and such payments will cause the executive officer to incur an excise tax under the Internal Revenue Code, Banknorth shall pay the executive officer an amount such that after payment of all federal, state and local income tax and any additional excise tax, the executive will be fully reimbursed for the amount of such excise tax. Excess parachute payments generally are payments in excess of three times the recipient's average annual compensation from the employer includable in the recipient's gross income during the most recent five taxable years ending before the date of a change in control of the employer ("base amount"). Recipients of excess parachute payments are subject to a 20% excise tax on the amount by which such payments exceed the base amount, in addition to regular income taxes, and payments in excess of the base amount are not deductible by the employer as compensation expense for federal income tax purposes.

Indebtedness of Management

Our directors, officers and employees are permitted to borrow from our banking subsidiary in accordance with the requirements of federal and state law. All loans made by our banking subsidiary to directors and executive officers or their related interests have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. We believe that at the time of origination these loans neither involved more than the normal risk of collectibility nor presented any other unfavorable features.

Certain Transactions

The law firm of Crockett, Philbrook & Crouch, P.A., of which Malcolm W. Philbrook, Jr. is a partner, provides legal services to Banknorth, N.A. from time to time in the ordinary course of business. Hackett & Co., of which Luther F. Hackett is a principal, provides employee benefit plan record keeping services from time to time to Banknorth, N.A. in the ordinary course of business. Banknorth, N.A. advertises in the newspapers owned by Irving E. Rogers, III and has a sponsorship at Loudon International Speedway, of which Gary G. Bahre is the president and chief executive officer. Hackett, Valine and MacDonald, an insurance brokerage company located in Vermont, of which Luther F. Hackett, a current director of Banknorth, is president and a principal, is engaged in a joint marketing agreement with Morse Payson & Noyes Insurances, a wholly-owned subsidiary of Banknorth, N.A. Pizzagalli Construction Company, owned by Angelo Pizzagalli, provides general services to Banknorth, N.A. from time to time in the ordinary course of business. During 2002, Banknorth, N.A. pledged an aggregate of $250,000 in contributions to the University of Southern Maine Foundation. Colleen Khoury is the Dean of the University of Maine School of Law, which is an affiliate of the University of Southern Maine. The foregoing arrangements were entered into by Banknorth, N.A. in the ordinary course of business.

We believe that the foregoing transactions are fair to and in the best interests of Banknorth and its stockholders.

REPORT OF THE HUMAN RESOURCES COMMITTEE

In accordance with rules adopted by the Securities and Exchange Commission, the Human Resources Committee of our board of directors makes this report on executive compensation for the year ended December 31, 2002.

Composition and Responsibilities of the Committee.   During 2002, the members of the Human Resources Committee were Dana S. Levenson (Chairman), Pamela P. Plumb, John M. Naughton, Malcolm W. Philbrook, George W. Dougan and P. Kevin Condron. In April 2002, Director Plumb left the board. With changes to Committee assignments in April 2002, Director Levenson left the Human Resources Committee and Director Condron became Chair.

One of the responsibilities of the Human Resources Committee is to determine the compensation of our executive officers. The components of compensation include salary, bonuses under annual and long-term cash incentive programs, stock options under our stock option plans and contributions under our defined benefit pension plan and 401(k) plan. The bases for determining contributions to our pension plan and 401(k) plan are the same for all participants in those plans, including executive officers.

Compensation Philosophy and Strategy.   Our philosophy is to align executive compensation with the interests of our stockholders and to determine the components of executive compensation to accomplish the following objectives:

- to reward executives for enhancement of shareholder value as reflected in our annual earnings performance and the market price of our common stock;

- to balance rewards for accomplishments of short and long-term performance goals;

- to sponsor a pay-for-performance structure which awards executives with above-market levels of compensation when we outperform our forecasted earnings per share targets and below-market compensation when financial performance trails our earnings per share targets;

- to have greater portions of total compensation at risk for performance as the management level increases;

- to encourage ownership of our common stock through annual grants of stock options, not only to highly-compensated executives, but also to management personnel throughout Banknorth; and

- to attract and retain highly-qualified executives critical to our long-term success.

Our compensation strategy is to provide executives with competitive base salaries along with performance-based annual and long-term incentives which provide an appropriate balance and focus between near-term and long-term objectives. Our compensation model for executives targets total compensation to be competitive (at least the 50th percentile) when measured against a range of selected comparable companies, including bank holding companies and banks in our size range. Comparability is established based on several criteria, including size and scope of business. This comparative analysis was carried out for 2002 with the assistance of Towers Perrin, a nationally-recognized independent consulting firm. The comparison group is broader than the bank holding company and bank group utilized in the performance graph below, and contains some but not all of the bank holding companies and banks in that group. We believe that the broader group provides a sounder and more appropriate basis for comparison in setting compensation levels because of similarities in size and scope of business. We also seek to ensure that compensation reflects annual evaluations of corporate and individual performance.

Compensation of the Chief Executive Officer. Banknorth's board of directors relies on the Chairman, President and Chief Executive Officer to provide effective leadership and execute a successful business plan for the entire organization. Other key measures of the Chairman, President and Chief Executive Officer's performance include development of the senior executive officers of Banknorth and the leadership role he plays within the community.

The committee establishes Mr. Ryan's base salary, annual and long-term incentive award and stock option grants in amounts commensurate with his performance and his position. This is done in accordance with the compensation philosophy and strategy of the committee described above.

Base Salaries. Mr. Ryan's salary was increased from $665,000 to $791,000 during 2002, which was at the 75th percentile of the selected comparison group. The Committee wished to reward Ryan for his strong leadership and excellent results by providing a base pay increase that would place Ryan in the top quartile of his peers.

Executive Incentive Plan. In early 2001, the Committee approved the establishment of an Executive Incentive Plan, which was approved by our stockholders in 2002. The design of the plan was developed with the assistance of Watson Wyatt Worldwide, a global human resource consulting firm, and was reviewed by the Human Resource Committee's independent consultant, Frederic W. Cook & Co. The primary purpose of the Executive Incentive Plan is to reward key executives with competitive incentives when Banknorth's performance meets or exceeds internal and/or external performance criteria.

Under the Executive Incentive Plan, Banknorth makes cash payouts at specific targets of 55%, 50%, 45%, 45% and 40% of base salary range mid-point to the chairman, president and chief executive officer, the chief operating officer, chief banking officer, the insurance and investment division executive, and certain executive vice president levels, respectively, upon achieving annual earnings per share results, with a maximum payout of 126.5%, 115%, 103.5%, 103.5% and 92%, respectively. As a result of Banknorth's strong earnings for 2002, bonuses for Messrs. Ryan, Verrill, Ott and Greene and Ms. Suehrstedt were $792,000, $440,000, $328,500, $270,000 and $200,000, respectively.

Under the Executive Incentive Plan, Banknorth also provides for cash payouts to participating executive officers based on long-term performance criteria, which were developed with the assistance of the above-named consultants. Long-term performance criteria adopted by the Committee pursuant to the Executive Incentive Plan in early 2001 for a two and three-quarter year period ending December 31, 2003 was designed to rank Banknorth against a group of peers in terms of average annual operating earnings per share growth over this period. In early 2002, the Committee adopted the same performance criteria for a three-year performance cycle beginning January 1, 2002 and ending December 31, 2004. Payments for both performance cycles will be earned only if Banknorth equals or exceeds the peer median and exceeds annual average operating earnings per share growth of 4%. Three-year payouts for performance at the median of the peer group for the cycle beginning January 1, 2002 would be $675,000, $337,500, $337,500, $337,500 and $150,000 for Messrs. Ryan, Verrill, Ott and Greene and Ms. Suehrstedt, respectively. For performance at the top of the peer group, three-year payouts would be $5,400,000, $2,700,000, $2,700,000, $2,700,000 and $1,200,000 for Messrs. Ryan, Verrill, Ott and Greene and Ms. Suehrstedt, respectively. In a change in control, payouts are to be made on a pro-rata basis for the performance cycles then in effect based on maximum performance by Banknorth under the plan.

Stock-Based Awards. We award stock options annually at market exercise prices. In 1994, Frederic W. Cook & Co. evaluated long-term compensation and determined that it was appropriate for us to establish fixed share guidelines for the annual grant of stock options to ensure comparability with the grants of stock options to executives at comparable companies. In accordance with recommendations made by Towers Perrin, we updated share guidelines for the grant of stock options in 2001 in order to make our grants competitive with grants of stock options to executives of comparable companies. We also retained Frederic W. Cook & Co. as an independent consultant to review share guidelines with respect to option grants to the chairman, president and chief executive officer. As a result of this market-based model, on October 22, 2002, we granted options to certain members of management, including options to purchase 145,000 shares, 80,000 shares, 55,000 shares, 55,000 shares and 27,000 shares to Messrs. Ryan, Verrill, Ott and Greene and Ms. Suehrstedt, respectively.

In recognition of their efforts to successfully close and integrate several acquisitions in 2002, options were granted to certain members of management, including options to purchase 96,750 shares, 37,000 shares, 8,250 shares, 8,250 shares and 19,050 to Messrs. Ryan, Verrill, Ott and Greene and Ms. Suehrstedt, respectively.

Stock Ownership Guidelines. In 1997, we established guidelines for executive management investment in the Common Stock. An executive is expected to hold shares having a value determined as a multiple of base salary. Both direct and indirect ownership (i.e. through certain family trusts), and ownership through employee benefit plans is taken into account. For Mr. Ryan the expected level of investment in the Common Stock is four times base salary, and for the other named executives the expected level is three times base salary. Executive officers had five years to achieve the desired level of investment. When ownership guidelines were reviewed in 2002, all named executives, with the exception of Mr. Greene, met or exceeded the guidelines. Mr. Greene joined Banknorth in 1999 and has two more years to reach expected levels.

In 1998, we also established guidelines for director investment in the Common Stock. A director will be expected to hold shares having a value equal to five times the annual retainer. Both direct and indirect ownership (i.e. through certain family trusts) is taken into account. Directors have five years from the date of their election to the board to achieve the desired level of investment.

Deductibility of Executive Compensation. Under Section 162(m) of the Internal Revenue Code, publicly-held companies such as Banknorth are subject to a maximum income tax deduction of $1.0 million with respect to annual compensation paid to any one of the chief executive officer or the other officers appearing in the Summary Compensation Table above, with certain exceptions for qualified performance-based compensation. The committee's objective is to structure Banknorth's executive compensation plans to maximize the deductibility of executive compensation under the Internal Revenue Code, and both the 1996 Equity Incentive Plan and the Executive Incentive Plan of Banknorth have been structured to provide for the grant of deductible qualified performance-based compensation, as has the proposed 2003 Equity Incentive Plan. In addition, in 1999 we amended our deferred compensation plan to provide for the automatic deferral of an executive's bonus to the extent the executive's annual earnings subject to the deductibility limit would otherwise exceed $1.0 million. The Human Resources Committee reserves the right, however, in the exercise of its business judgment, to establish appropriate compensation levels for executive officers that may exceed the limits on tax deductibility established under Section 162(m) of the Internal Revenue Code.

The Human Resources Committee:

P. Kevin Condron, Chairman
George W. Dougan
John M. Naughton
Malcolm W. Philbrook

PERFORMANCE GRAPHS

The following graphs compare the yearly cumulative total return on the Common Stock over a five-year measurement period (December 31, 1996 to December 31, 2002) and a ten-year measurement period (December 31, 1991 to December 31, 2002) with (i) the yearly cumulative total return on the stocks included in the Standard & Poor's 500 Stock Index and (ii) the yearly cumulative total return on the stocks included in the Keefe Bruyette & Woods, Inc. Index of the 50 largest commercial banking organizations in the United States. All of these cumulative returns are computed assuming the reinvestment of dividends at the frequency with which dividends were paid during the applicable years.


Banknorth Group, Inc. (BKNG) vs. The Five Year Total Return for the KBW 50 Index and S&P 500 Index
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50
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BKNG
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S&P 500 Index
KBW 50 Index
Banknorth Group, Inc, (BKNG)


Banknorth Group, Inc. (BKNG) vs. The Ten Year Total Return for the KBW 50 Index and S&P 500 Index
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0
BKNG
KBW 50 Index
S&P 500 Index
12/31/92
12/31/93
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S&P 500 Index
KBW 50 Index
Banknorth Group, Inc, (BKNG)

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2002 with respect to shares of Common Stock that may be issued under our existing equity compensation plans, which consist of our 1996 Equity Incentive Plan, as amended, our Amended and Restated 1995 Stock Option Plan for Non-Employee Directors, our Amended and Restated Restricted Stock Plan for Non-Employee Directors and our Amended and Restated Employee Stock Purchase Plan, all of which have been approved by our stockholders.

The table does not include information with respect to shares of Common Stock subject to outstanding options granted under equity compensation plans assumed by us in connection with mergers and acquisitions of the companies which originally granted those options. Note 6 to the table sets forth the total number of shares of Common Stock issuable upon the exercise of assumed options as of December 31, 2002 and the weighted average exercise price of those options. No additional options may be granted under those assumed plans. The table also does not include information about the proposed 2003 Equity Incentive Plan which is being submitted for stockholder approval at the annual meeting and under which no grants have been made.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	10,727,372(1)(2)(3)	$20.28(1)(2)(3)	3,799,764(3)(4)(5)
Equity compensation plans not approved by security holders	—	—	—
Total	10,727,372	$20.28	3,799,764

(1) Excludes purchase rights accruing under the Employee Stock Purchase Plan, which has a stockholder approved reserve of 2,852,000 shares. Under the Employee Stock Purchase Plan, each eligible employee may purchase shares of Common Stock at semi-annual intervals each year at a purchase price determined by the committee of our board of directors which administers the plan, which shall not be less than the lesser of (i) 85% of the fair market value of a share of Common Stock on the first business day of the applicable semi-annual offering period or (ii) 85% of the fair market value of a share of Common Stock on the last business day of such offering period. In no event may the amount of Common Stock purchased by a participant in the Employee Stock Purchase Plan in a calendar year exceed $25,000, measured as of the time an option under the plan is granted.

(2) Includes information about Banknorth's 1986 Stock Option and Stock Appreciation Rights Plan, which was approved by stockholders of Banknorth and has expired. No additional options may be granted under this plan.

(3) Does not take into account shares of restricted Common Stock issued under the 1996 Equity Incentive Plan in 1999 to a newly-employed executive officer. As of December 31, 2002, the unvested shares in this grant totaled 2,000 and these outstanding shares had a market value of $45,200.

(4) Does not take into account shares available for future issuance under the Restricted Stock Plan for Non-Employee Directors, under which up to $10,000 of the annual fee payable to each non-employee director of Banknorth and participating subsidiaries is payable in shares of Common Stock. Because the number of shares of Common Stock issuable under the Restricted Stock Plan for Non-Employee Directors is based on a formula and not a specific reserve amount, the number of shares which may be issued pursuant to this plan in the future is not determinable. During 2002, 2001 and 2000, a total of 5,599, 6,358 and 12,066 shares were issued under this plan, respectively.

(5) Includes shares available for future issuance under the Employee Stock Purchase Plan. As of December 31, 2002, an aggregate of 1,424,996 shares of Common Stock were available for issuance under this plan.

(6) The table does not include information for equity compensation plans assumed by us in connection with mergers and acquisitions of the companies which originally established those plans. As of December 31, 2002, a total of 1,761,047 shares of Common Stock were issuable upon exercise of outstanding options under those assumed plans and the weighted average exercise price of those outstanding options was $12.93 per share. In addition, a total of 2,402,938 shares of Common Stock were issuable upon exercise of outstanding options under plans assumed in connection with Banknorth's acquisition of American Financial Holdings, Inc. on February 14, 2003, which had a weighted exercise price of $13.66 per share. No additional options may be granted under any assumed plans.

PROPOSAL TO APPROVE THE 2003 EQUITY INCENTIVE PLAN

(Proposal Two)

Since 1991, we have emphasized the grant of stock options at market rate exercise prices as a means of providing long-term incentive compensation to, and encouraging a long-term commitment by, a broad number of our employees, from the junior officer level and above. These grants have been made pursuant to the 1996 Equity Incentive Plan and a predecessor stock option plan. As of December 31, 2002, 1,920,268 shares of Common Stock remained available for grant pursuant to the 1996 Equity Plan and no shares of Common Stock remained available for grant to employees pursuant to a predecessor stock option plan.

We believe that stock options and other stock compensation have enhanced our ability to meet our long-term goals and intend to continue to utilize this means of compensation for our employees. The number of shares remaining for grant under the 1996 Equity Plan, however, is insufficient to permit awards which we expect to make in future years pursuant to our normal compensation practices. Accordingly, on February 25, 2003, our board of directors unanimously adopted, subject to stockholder approval at the annual meeting, the 2003 Equity Incentive Plan.

Our board of directors unanimously recommends that stockholders approve the 2003 Equity Plan. If the 2003 Equity Plan is approved by stockholders, certain awards made under the 2003 Equity Plan will be eligible to be "qualified performance-based compensation" that is exempt from the $1.0 million deduction limit imposed on publicly-held corporations by Section 162(m) of the Internal Revenue Code (as described below) and 8,100,000 shares of Common Stock will be authorized and available for issuance pursuant to awards granted under the 2003 Equity Plan (which represents approximately 4.9% of our outstanding shares on the record date for the annual meeting).

The following brief description of the material features of the 2003 Equity Plan is qualified in its entirety by reference to the full text of the 2003 Equity Plan, a copy of which is attached to this proxy statement as Annex B.

Highlights of the 2003 Equity Plan

The 2003 Equity Plan contains a number of provisions which we believe are consistent with the interests of stockholders and sound corporate governance practices. These include:

- **No Stock Option Repricings.** The 2003 Equity Plan prohibits the repricing of stock options without the approval of our stockholders. This provision applies to both direct repricings — lowering the exercise price of a stock option — and indirect repricings — canceling an outstanding stock option and granting a replacement stock option with a lower exercise price.

- **Limitation on Shares Issued Other Than for Stock Options.** Under the 2003 Equity Plan, no more than 1,000,000 shares of Common Stock (which is equal to 12% of the total number of shares reserved for issuance thereunder) may be awarded in the form of restricted stock, restricted stock units, other stock-based awards, as defined, and performance awards. The 2003 Equity Plan thus emphasizes the grant of stock options, which with a minor exception is the exclusive form of award which we have granted to our employees under our prior stock compensation plans.

- **No Discount Stock Options.**   The 2003 Equity Plan prohibits the grant of a stock option with a per share exercise price which is less than the fair market value of a share of Common Stock on the date the stock option is granted. Similarly, stock appreciation rights must have a per share grant price which is equal to the fair market value of a share of Common Stock on the date the award is granted.

- **Minimum One-Year Vesting Period for All Awards.**   The 2003 Equity Plan generally requires a minimum vesting period of one year for all awards, including stock options, which may be granted thereunder.

- **Minimum Three-Year Vesting Period for Restricted Stock and Other Stock-Based Awards.**   Under the 2003 Equity Plan, the minimum vesting period for restricted stock, restricted stock units and other stock-based awards, as defined, which are not earned based on Banknorth's achievement of specified performance goals or provided in lieu of base salary or annual bonus is three years.

- **No "Evergreen" Provision.**   The 2003 Equity Plan provides for a fixed allocation of shares, thereby requiring shareholder approval of any additional allocation of shares.

Administration of the 2003 Equity Plan

The 2003 Equity Plan will be administered by the Human Resources Committee of our board of directors, which shall be composed of not less than the minimum number of persons from time to time required by:

- Rule 16b-3, each of whom, to the extent necessary to comply with Rule 16b-3, shall be a "non-employee director" within the meaning of Rule 16b-3, as from time to time amended, and

- applicable listing or quotation requirements relating to the shares of Common Stock, each of whom, to the extent necessary to comply with such requirements, shall be "independent" directors within the meaning of such requirements.

With respect to any employee who is a "covered employee" as defined in Section 162(m)(3) of the Internal Revenue Code and the regulations thereunder, however, the 2003 Equity Plan shall be administered by the Compensation Subcommittee of the Human Resources Committee of our board of directors (the "Subcommittee"), which shall consist of two or more members of the board appointed by the board who qualify as outside directors for purposes of Section 162(m) of the Internal Revenue Code.

The Committee has, among other powers, the power to interpret and administer the 2003 Equity Plan and any instrument or agreement relating thereto, as well as to establish, amend, suspend or waive such rules and regulations as it shall deem appropriate in connection with its administration of the 2003 Equity Plan.

The Committee or Subcommittee has the discretion to determine the number and type of awards to be awarded to any participant, subject to the following limitations:

- in no event shall a participant receive an award or awards under the 2003 Equity Plan during any one calendar year covering in the aggregate more than 400,000 shares of Common Stock (whether such award or awards may be settled in shares of Common Stock, cash or any combination thereof); and

- in no event shall there be granted during the term of the 2003 Equity Plan restricted stock, restricted stock units, other stock-based awards and performance awards covering more than an aggregate of 1,000,000 shares of Common Stock.

Types of Awards Which May Be Granted Under the 2003 Equity Plan

Stock Options.   The Committee or Subcommittee may grant stock options under the 2003 Equity Plan to purchase Common Stock, including options which are intended to qualify as incentive stock options under the Internal Revenue Code and options which are not intended to so qualify, or non-qualified options. The purchase price of a share of Common Stock under each type of option shall not be less than the fair market value of a share of Common Stock on the date the option is granted. Options shall be exercisable in accordance with the terms established by the Committee or the Subcommittee, provided that options may not have a term which exceeds ten years and shall have a vesting period of no less than one year, except in the event of a change in control of Banknorth and, in the sole discretion of the Committee or Subcommittee, in the event of the participant's death, disability or retirement. The full purchase price of each share of Common Stock purchased upon the exercise of any option shall be paid at the time of exercise of the option. The purchase price shall be payable in cash or, if and to the extent permitted by the Committee or Subcommittee, in Common Stock or in a combination of cash and Common Stock, provided that the combined value of all cash and the fair market value of any shares of Common Stock so tendered for payment to Banknorth is at least equal to the option price as of the date of such tender.

Stock Appreciation Rights.   The Committee or Subcommittee may grant under the 2003 Equity Plan a stock appreciation right in connection with all or any portion of a previously or contemporaneously granted option or independent of any option grant. Stock appreciation rights shall be exercisable in accordance with the terms established by the Committee or Subcommittee, provided that stock appreciation rights shall have a vesting period of no less than one year, except in the event of a change in control of Banknorth and, in the sole discretion of the Committee or Subcommittee, in the event of the participant's death, disability or retirement. A stock appreciation right entitles the participant to receive the amount by which the fair market value of a specified number of shares of Common Stock on the exercise date exceeds an exercise price established by the Committee or Subcommittee, which shall not be less than 100% of the fair market value of the Common Stock at the time the stock appreciation right is granted. Such excess amount shall be payable in Common Stock, in cash, or in a combination thereof, as determined by the Committee or Subcommittee.

Restricted Stock and Restricted Stock Units.   The Committee or Subcommittee may grant under the 2003 Equity Plan shares of restricted stock, which are shares of Common Stock which are subject to a substantial risk of forfeiture due to a restriction based on continued employment or the occurrence of other events, as determined by the Committee or Subcommittee, and restricted stock units, which are similarly subject to a substantial risk of forfeiture and may be settled either by the delivery of one share of Common Stock for each restricted stock unit or in cash in an amount equal to the fair market value of one share of Common Stock for each restricted stock unit, as determined by the Committee or the Subcommittee. Any such awards shall be subject to such conditions and have such terms as may be determined by the Committee or Subcommittee, provided that restricted stock and restricted stock units which have not been granted in lieu of base salary or bonuses or which have a restriction based on completion of a specified period of service with Banknorth without Banknorth's achievement of a performance goal determined by the Committee or Subcommittee shall have a minimum vesting period of three years from the date of grant, except in the event of a change in control of Banknorth and, in the sole discretion of the Committee or Subcommittee, in the event of the participant's death, disability or retirement.

Other Stock-Based Awards.   The Committee or Subcommittee may grant under the 2003 Equity Plan an other stock-based award, which is any award of shares of Common Stock or other award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of Common Stock which is not described above and is deemed by the Committee or Subcommittee to be consistent with the purposes of the 2003 Equity Plan. The Committee or Subcommittee shall determine the terms and conditions of any other stock-based award and whether such awards shall be paid in cash, shares of Common Stock or in a combination thereof, provided that an other stock-based award which is not granted in lieu of base salary or bonuses or which is not subject to Banknorth's achievement of a performance goal determined by the Committee or Subcommittee shall have a minimum vesting period of three years from the date of grant, except in the event of a change in control of Banknorth and, in the sole discretion of the Committee or Subcommittee, in the event of the participant's death, disability or retirement.

Performance Awards. Section 162(m) of the Internal Revenue Code precludes a publicly-held corporation from claiming a compensation deduction for compensation in excess of $1.0 million paid to the chief executive officer or any of the four most highly compensated officers other than the chief executive officer. This limitation does not apply, however, to "qualified performance-based compensation." Because stock options and stock appreciation rights granted under the 2003 Equity Plan must have a per share exercise price equal at least to the fair market value of a share of Common Stock on the date of grant and because the 2003 Equity Plan limits the number of shares that may be the subject of awards granted to any participant during any calendar year, compensation from the exercise of stock options and stock appreciation rights should be treated as "qualified performance-based compensation" for purposes of Section 162(m).

In addition, under the 2003 Equity Plan, the Committee or Subcommittee shall have sole and complete authority to determine the extent to which an award of restricted stock, restricted stock units or other stock-based awards shall be subject to the achievement of one or more performance goals over one or more performance periods. For awards intended to result in deductible "qualified performance-based compensation," any such performance goal and performance period shall be determined by the Subcommittee within the time prescribed by Section 162(m) of the Internal Revenue Code and the regulations thereunder in order for the performance goal to be considered "pre-established" for this purpose.

Subject to the terms of the 2003 Equity Plan, the Committee or Subcommittee shall determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award and the amount and kind of any payment or transfer to be made pursuant to any performance award.

Performance awards may be paid in a lump sum or in installments following the close of the performance period, provided that no full and/or partial payment of a performance award granted under the 2003 Equity Plan may be made to a covered employee within the meaning of Section 162(m) of the Internal Revenue Code until the Subcommittee has certified in writing the attainment by Banknorth of the applicable performance goal or performance goals over the applicable performance period or performance periods.

The Subcommittee may utilize objective criteria to establish corporate performance goals with respect to an award to a covered employee for purposes of Section 162(m) of the Internal Revenue Code based on one or more of the following measures:

- net income;

- net income before taxes;

- operating earnings;

- cash earnings;

- operating cash earnings;

- cash flow;

- financial return ratios, including, but not limited to, return on average assets, return on tangible total assets, return on average stockholders' equity, return on average tangible stockholders' equity, average stockholders' equity to average total assets, risk-adjusted return on capital, return on investment, economic value added, efficiency ratio, expense ratio, revenue growth, non-interest income to total revenue ratio and net interest margin;

- total stockholder return;

- earnings per share;

- operating earnings per share;

- cash earnings per share;

- other balance sheet or income statement items;

- stock price;

- market share; or

- project completion.

Approval of the 2003 Equity Plan by the stockholders of Banknorth also will constitute approval of the foregoing measures for purposes of Section 162(m) of the Code. Performance goals with respect to participants who are not covered employees for purposes of Section 162(m) also may be based on any other objective performance goals as may be established by the Committee for a performance period.

Award Agreements and Certain Award Terms

Each award will be evidenced by an award agreement that will be delivered to the participant specifying the terms and conditions of the award and any rules applicable to such award. Upon a "change in control" of Banknorth, as defined in the 2003 Equity Plan, all outstanding awards will vest, become immediately exercisable or payable or have all restrictions lifted as may apply to the type of award granted. Awards will be nontransferable; however, an award may be transferable under the 2003 Equity Plan to the extent determined by the Committee or Subcommittee and set forth in the applicable award agreement if such award agreement provisions do not disqualify such award for exemption under Rule 16b-3, if such award is not intended to qualify for exemption under Rule 16b-3 or, with respect to awards which are incentive stock options, if such provisions do not prevent the incentive stock options from qualifying as such under applicable laws and regulations.

Eligible Participants

Under the 2003 Equity Plan, any employee of Banknorth or Banknorth's affiliates who is not a member of the Committee may be designated by the Committee as a participant and receive awards thereunder. This currently includes the chief executive officer, who is a director, six other executive officers and, as of December 31, 2002, approximately 6,596 other employees. Non-employee directors of Banknorth are not eligible to receive awards under the 2003 Equity Plan.

Shares Reserved Under the 2003 Equity Plan

The number of shares of Common Stock that may be issued pursuant to the 2003 Equity Plan is 8,100,000, which represents 4.9% of the outstanding Common Stock on the record date for the annual meeting.

If, after the effective date of the 2003 Equity Plan, any shares of Common Stock covered by an award granted under the 2003 Equity Plan, or to which such an award relates, are forfeited, or if such an award is settled for cash or otherwise terminates or is canceled without the delivery of shares, then the shares of Common Stock covered by such award, or to which such award relates, or the number of shares otherwise counted against the aggregate number of shares with respect to which awards may be granted, to the extent of any such settlement, forfeiture, termination or cancellation, shall again become shares with respect to which awards may be granted. In the event that any option or other award granted under the 2003 Equity Plan is exercised through the delivery of shares of Common Stock or in the event that withholding tax liabilities arising from such award are satisfied by the withholding of shares of Common Stock by Banknorth, the number of shares of Common Stock available for awards under the 2003 Equity Plan shall be increased by the number of shares so surrendered or withheld.

The total number of shares of Common Stock that may be issued pursuant to the 2003 Equity Plan is subject to adjustment by the Committee in the event of stock dividends, stock splits, combination of shares, recapitalizations or other changes in the outstanding Common Stock. The shares issuable under the 2003 Equity Plan may be from either authorized but previously unissued shares of Common Stock or from reacquired shares of Common Stock, including shares purchased by Banknorth on the open market and held as treasury shares.

Effective Date

The 2003 Equity Plan will not become effective unless and until it is approved by the stockholders of Banknorth, and the date of any such approval will be its effective date. The 2003 Equity Plan shall remain in effect until the earlier of the date that no additional shares of Common Stock are available for issuance under the 2003 Equity Plan, the date that the 2003 Equity Plan has been terminated in accordance with its terms or the close of business on the tenth annual anniversary of the effective date of the 2003 Equity Plan.

Amendment and Termination of the 2003 Equity Plan and Awards Thereunder

The board of directors of Banknorth may amend, alter, suspend, discontinue or terminate the 2003 Equity Plan or any portion thereof at any time, provided that no such action shall be made that would adversely affect the rights of any participant or any holder or beneficiary of any award theretofore granted without the consent of the affected participant, holder or beneficiary, or that without the approval of the stockholders of Banknorth would:

- except as provided in the 2003 Equity Plan in connection with adjustments to the outstanding Common Stock, increase the total number of shares with respect to which awards may be granted under the 2003 Equity Plan;

- change the employees or class of employees eligible to participate in the 2003 Equity Plan;

- reduce the exercise price for options and stock appreciation rights by repricing or replacing such awards; or

- change the performance goals which may be established for performance awards.

The Committee or Subcommittee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted under the 2003 Equity Plan, prospectively or retroactively, provided that any such action that would adversely affect the rights of any participant or any holder or beneficiary of any award theretofore granted shall not to that extent be effective without the consent of the affected participant, holder or beneficiary. Moreover, except as provided in the 2003 Equity Plan in connection with adjustments to the outstanding Common Stock or unusual or nonrecurring events as determined by the Committee or Subcommittee, the Committee or Subcommittee shall not have the authority to cancel any outstanding option or stock appreciation right and issue a new option or stock appreciation right in its place with a lower exercise price without the approval of the stockholders of Banknorth.

New Plan Benefits

No awards have been granted under the 2003 Equity Plan. Because awards under the 2003 Equity Plan are discretionary, no awards are determinable at this time.

For information regarding options granted under the 1996 Equity Plan to our five most highly-compensated executive officers during 2002, see "Option/SAR Grants in 2002" above. In addition to the data shown in that table, in 2002 options to purchase an aggregate of 618,400 shares of Common Stock were granted to all executive officers as a group and options to purchase an aggregate of 3,784,547 shares of Common Stock were granted to all other employees as a group. All options granted by us in 2002 had a per share exercise price equal to the market value of a share of Common Stock on the date of grant.

Discussion of Federal Income Tax Consequences

Set forth below is a summary of certain federal income tax consequences under the Internal Revenue Code relating to awards which may be granted under the 2003 Equity Plan.

Incentive Stock Options. No taxable income is recognized by the optionee upon the grant or exercise of an incentive stock option that meets the requirements of Section 422 of the Internal Revenue Code. However, the exercise of an incentive stock option may result in alternative minimum tax liability for the optionee. If no disposition of shares issued to an optionee pursuant to the exercise of an incentive stock option is made by the optionee within two years from the date of grant or within one year after the date of exercise, then upon sale of such shares, any amount realized in excess of the exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain and any loss realized will be a long-term capital loss, and no deduction will be allowed to Banknorth for federal income tax purposes.

If shares of Common Stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a "disqualifying disposition"), the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares on the date of exercise over the exercise price of the underlying options, and Banknorth will be entitled to deduct such amount. If the shares of Common Stock acquired upon exercise of an incentive stock option decline in value after the date of exercise, however, the ordinary income recognized by the optionee is limited to the difference between the sales price and the amount paid for the shares. Any gain realized from the shares in excess of the amount taxed as ordinary income will be taxed as capital gain and will not be deductible by Banknorth.

An incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment, except in certain cases where the incentive stock option is exercised after the death or permanent and total disability of the optionee. If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a nonqualified stock option.

Nonqualified Stock Options. No taxable income is recognized by the optionee at the time a nonqualified stock option is granted under the 2003 Equity Plan. Generally, on the date of exercise of a nonqualified stock option, ordinary income is recognized by the optionee in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise, and Banknorth receives a tax deduction for the same amount. Upon disposition of the shares acquired, an optionee generally recognizes the appreciation or depreciation on the shares after the date of exercise as either short-term or long-term capital gain or loss depending on how long the shares have been held.

If the stock received upon exercise of an option or stock appreciation right is subject to a substantial risk of forfeiture, the income and the deduction, if any, associated with such award may be deferred in accordance with the rules described below for restricted stock. In general, Common Stock issued upon exercise of an option or stock appreciation right granted under the 2003 Equity Plan will be transferable and not subject to a risk of forfeiture at the time issued.

Stock Appreciation Rights. No income will be recognized by a participant in connection with the grant of a stock appreciation right. When the stock appreciation right is exercised, the participant generally will be required to include as taxable ordinary income in the year of such exercise an amount equal to the amount of cash received and the fair market value of any stock received. Banknorth generally will be entitled to a deduction equal to the amount includable as ordinary income by such participant.

Restricted Stock. A recipient of restricted stock generally will be subject to tax at ordinary income rates on the excess of the fair market value of the stock (measured at the time the stock is either transferable or is no longer subject to forfeiture) over the amount, if any, paid for such stock. However, a recipient who elects under Section 83(b) of the Internal Revenue Code within 30 days of the date of issuance of the restricted stock to be taxed at the time of issuance of the restricted stock will recognize ordinary income on the date of issuance equal to the fair market value of the shares of restricted stock at that time (measured as if the shares were unrestricted and could be sold immediately), minus any amount paid for such stock. If the shares subject to such election are forfeited, the recipient will be entitled to a capital loss for tax purposes only for the amount paid for the forfeited shares, not the amount recognized as ordinary income as a result of the Section 83(b) election. The holding period to determine whether the recipient has long-term or short-term capital gain or loss upon sale of shares begins when the forfeiture period expires (or upon issuance of the shares, if the recipient elected immediate recognition of income under Section 83(b) of the Internal Revenue Code). Banknorth generally will be entitled to a deduction equal to the amount that is taxable as ordinary compensation income to the participant.

Restricted Stock Units.   A participant who is awarded restricted stock units will not recognize income at the time of grant. When a participant receives payment for restricted stock units in shares of Common Stock or cash, the fair market value of the shares or the amount of the cash received will be ordinary income to the participant and will be allowed as a deduction for federal income tax purposes to Banknorth. However, if there is a substantial risk that any shares of Common Stock used to pay out earned restricted stock units will be forfeited (for example, because the Committee conditions such shares on the performance of future services), the taxable event is deferred until the risk of forfeiture lapses. In this case, the participant can elect to make an election under Section 83(b) of the Internal Revenue Code, as described above. Banknorth can take the deduction at the time the ordinary income is recognized by the participant.

Other Stock-Based Awards.   The federal income tax treatment of other stock-based awards which may be granted under the 2003 Equity Plan will depend on the specific terms of such awards.

Parachute Payments.   The acceleration of the vesting or payment of an award under the 2003 Equity Plan in connection with a change in control of Banknorth may, depending upon the individual circumstances of the participant, cause certain amounts attributable thereto to be treated as "excess parachute payments" as defined in Section 280G of the Internal Revenue Code. "Excess parachute payments" are non-deductible by Banknorth for purposes of the Internal Revenue Code and subject the employee to a 20% federal excise tax thereon in addition to regular income taxes.

Deduction Limit for Certain Executive Compensation.   As noted above, Section 162(m) of the Internal Revenue Code generally limits the deduction for certain compensation in excess of $1.0 million per year paid by a publicly-held corporation to its chief executive officer and the four other most highly-compensated executive officers. Compensation that qualifies as "qualified performance-based" compensation is not subject to the $1.0 million limit. The 2003 Equity Plan has been structured to permit awards and payments that will satisfy the requirements applicable to "qualified performance-based" compensation.

Withholding.   Banknorth or any affiliate is authorized to withhold from any award under the 2003 Equity Plan, from any payment due or transfer made under any award or from any compensation or other amount owing to a participant the amount (in cash, shares, other securities, other awards or other property) of any applicable withholding taxes in respect of any award, its exercise or any payment or transfer under an award or under the 2003 Equity Plan and to take such other action as may be necessary in the opinion of Banknorth to satisfy all obligations for the payment of such taxes. The Committee or Subcommittee may provide for additional cash payments to holders of awards to defray or offset any tax arising from the grant, vesting, exercise or payment of any award, but only in the case of a covered employee to the extent permitted by Section 162(m) of the Internal Revenue Code.

The above description of tax consequences is necessarily general in nature and does not purport to be complete. Moreover, statutory provisions are subject to change (in some cases retroactively), as are their interpretations, and their application may vary in individual circumstances (including without limitation in the case of persons who are subject to Section 16 of the Exchange Act and regulations thereunder.) Finally, the consequences under applicable state and local income tax laws may not be the same as under federal income tax laws.

Our board of directors unanimously recommends that you vote "FOR" approval of the 2003 Equity Incentive Plan.

PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT AUDITORS

(Proposal Three)

We have appointed KPMG LLP, independent certified public accountants, to perform the audit of Banknorth's financial statements for the year ending December 31, 2003, and we have further directed that the selection of auditors be submitted for ratification by the stockholders at the annual meeting.

Representatives from KPMG LLP will be present at the annual meeting and will be given the opportunity to make a statement, if they so desire, and will be available to respond to appropriate questions from stockholders.

Our board of directors unanimously recommends that you vote "FOR" ratification of the appointment of KPMG LLP as independent auditors for 2003.

STOCKHOLDER PROPOSALS

We must receive any proposals of stockholders intended to be presented at our annual meeting of stockholders in 2004 on or before November 19, 2003 in order for the proposals to be eligible for inclusion in our proxy statement and proxy for that meeting. Any stockholder proposals received after November 19, 2003 but on or before January 23, 2004 may be considered for presentation at our annual meeting of stockholders in 2004, although not included in our proxy statement and proxy for that meeting, in accordance with the requirements set forth in our bylaws. Stockholder proposals should be sent to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Carol L. Mitchell, Esq., Executive Vice President, General Counsel, Secretary and Clerk. We urge that any stockholder proposals be sent certified mail, return-receipt requested.

ANNUAL REPORTS

A copy of our annual report on Form 10-K for the year ended December 31, 2002 accompanies this proxy statement, as does a summary annual report to stockholders for this year. These reports are not part of the proxy solicitation materials.

Upon written request and a payment of a copying charge of ten cents per page, we will furnish to any stockholder a copy of the exhibits to the annual report on Form 10-K. Such written requests should be directed to Carol L. Mitchell, Esq., Executive Vice President, General Counsel, Secretary and Clerk, Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540.

OTHER MATTERS

The cost of the solicitation of proxies will be borne by us. We have retained Morrow & Co., a professional proxy solicitation firm, to assist in the solicitation of proxies. The fee arrangement with such firm is $8,000 plus reimbursement for out-of-pocket expenses. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending the proxy materials to the beneficial owners of the Common Stock. In addition to solicitations by mail, our directors, officers and employees may solicit proxies personally or by telephone without additional compensation.

Our corporate governance guidelines provide that stockholders may communicate with the members of our board of directors who are designated as "lead directors." Messrs. Philbrook and Pizzagalli have been designated as lead directors and you may communicate with them by writing to them at the following address: Lead Directors Philbrook and Pizzagalli c/o Investor Relations Department, Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540.

BANKNORTH GROUP, INC.
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I. Audit Committee Purpose

The Audit Committee is appointed by the Board of Directors of Banknorth Group, Inc. (the "Company") to assist the Board in fulfilling its oversight responsibilities. The primary duties and responsibilities of the Audit Committee are to:

- monitor the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;

- appoint, compensate and monitor the independence and performance of the Company's independent auditors, as well as monitor the independence and performance of the Company's internal auditing department; and

- provide an avenue of communication among the independent auditors, management, the internal auditing department and the Board of Directors.

The Audit Committee shall have the authority to conduct any investigation appropriate to fulfill its responsibilities, and it shall have direct access to the independent auditors as well as anyone in the Company. The Audit Committee shall have the ability to retain independent counsel and other advisers as it deems necessary in the performance of its duties. The Company shall provide for the appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditors for the purpose of rendering an audit report and to any advisers employed by the Audit Committee.

II. Audit Committee Composition and Meetings

The Audit Committee shall be comprised of three or more directors as determined by the Board. Audit Committee members shall meet the independence and experience requirements of the New York Stock Exchange ("NYSE"), Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations of the Securities and Exchange Commission (the "Commission"), and 12 C.F.R. §363.5 promulgated by the Federal Deposit Insurance Corporation. All members of the Audit Committee shall have a basic understanding of finance and accounting and the regulatory requirements of the Company's industry and be able to read and understand fundamental financial statements. At least one member of the Audit Committee shall have accounting or related financial management expertise and qualify as an "audit committee financial expert" as defined by the Commission.

Audit Committee members shall be appointed by the Board of Directors. Annually, the Board shall determine if Audit Committee members are independent and have the requisite experience.

The Audit Committee shall meet at least five times annually — in January, March, April, July and October — or more frequently as circumstances dictate. If the Audit Committee Chair is not present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

At each meeting of its members, the Audit Committee shall meet privately in executive session with the director of the internal auditing department to discuss any matters that the Audit Committee or the internal auditing department believes should be discussed. The Audit Committee shall meet in executive session with the independent auditors at least annually to review the performance and effectiveness of the internal auditing department and to discuss any matters that the Committee or the independent auditors believes should be discussed. The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary.

III. Audit Committee Responsibilities and Duties

Review Procedures

1. Review and reassess the adequacy of this Charter at least annually. Submit this Charter to the Board of Directors for approval and have it published at least once every three years in accordance with the requirements of the Commission.

2. Review the Company's audited annual financial statements and unaudited quarterly financial statements prior to their filing or distribution. Review should include discussion with management and the independent auditors significant issues regarding accounting principles, practices and judgments and the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's annual and quarterly reports filed with the Commission.

3. Review with management and the independent auditors the management report required by 12 C.F.R. §363.2(b) and the basis therefor, as well as the related report of the independent auditors required by 12 C.F.R. §363.3(b).

4. Review and discuss with management and the independent auditors, as appropriate, the Company's earnings press releases and financial information and earnings guidance provided by the Company to analysts and to rating agencies.

5. Discuss with management and the independent auditors significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles and whether the accounting principles adopted by the Company are common practices or minority practices. Also discuss the use of "pro forma" or "adjusted" non-GAAP financial information in annual and quarterly reports filed by the Company under federal securities laws or furnished in the Company's earnings releases.

6. Review and discuss on a quarterly and annual basis with the independent auditors:

   - all critical accounting policies and practices to be used;

   - all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditors; and

   - other material written communications between the independent auditors and management of the Company, such as any management letter or schedule of unadjusted differences.

7. In consultation with management, the independent auditors and the internal auditors, consider the integrity of the Company's financial reporting processes and disclosure controls, including any significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls. In connection therewith, review disclosures made to the Audit Committee by the Company's CEO and CFO during their certification process for the Company's annual and quarterly reports filed with the Commission regarding any significant deficiencies in the design or operation of internal controls or material weakness therein and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

8. Review significant findings prepared by the independent auditors and the internal auditing department together with management's responses thereto.

9. Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

10. Discuss with the independent auditors the information required to be communicated by the independent auditors in accordance with Statement of Financial Accounting Standards No. 61 — Communication with Audit Committees, including any difficulties encountered in the course of audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

Oversight of the Company's Relationship with Its Independent Auditors

1. Be directly responsible for the appointment, compensation and oversight of the work of the Company's independent auditors (including resolution of disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditors shall report directly to the Audit Committee.

2. Preapprove all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditors, subject to the de minimis exception for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members of the Audit Committee when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting.

3. Review on an annual basis the following:

   - A formal written statement from the independent auditors delineating all relationships between the auditor and the Company, consistent with Independence Standards Board Standard 1. The Audit Committee shall review and discuss with the independent auditors all significant relationships or services that may impact the objectivity and independence of the independent auditors.

   - A formal report from the independent auditors describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years regarding any independent audit carried out by the firm, and any steps taken by the firm to deal with any such issues.

4. Review and evaluate the lead partner of the independent auditors, ensure the rotation of audit partners required by applicable laws and regulations and recommend to the Board policies for the Company's hiring of employees or former employees of the independent auditors who participated in any capacity in an audit of the Company.

5. Review the independent auditor's audit plan, including without limitation the scope, staffing, locations, degree of reliance upon management and internal audit and the general audit approach.

Oversight of the Company's Relationship with Its Internal Audit Department and Legal Compliance

1. Review at least annually the budget, plan activities, organizational structure, and qualifications of the internal audit department, which shall be responsible to senior management but have a direct reporting responsibility to the Board of Directors through the Audit Committee.

2. Review the appointment, performance and replacement of the director of the internal auditing department.

3. Review the significant reports prepared by the internal audit department together with management's response and follow-up to these reports.

4. Review regulatory reports together with management's response and follow-up to these reports.

5. Review at least annually with the Company's General Counsel any legal matters that could have a significant impact on the Company's financial statements or the Company's compliance with applicable laws and regulations, as well as any communications with regulatory authorities which raise material issues regarding the same.

Other Audit Committee Responsibilities

1. Annually prepare a report to shareholders for inclusion in the Company's annual proxy statement in accordance with the requirements of the Commission.

2. Establish procedures in accordance with applicable laws and regulations and the listing standards of the NYSE for the receipt, retention and treatment of complaints and concerns regarding the Company's accounting, internal accounting controls or auditing matters, including the confidential anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters.

3. Perform any other activities consistent with this Charter, the Company's bylaws and applicable laws and regulations as the Audit Committee or the Board deems necessary or appropriate.

4. Maintain minutes of meetings and report to the Board of Directors on a quarterly basis on significant results of the foregoing activities.

5. Obtain annually from the independent auditors assurances that Section 10A(b) of the Exchange Act has not been violated.

Date: Amended on February 25, 2003

BANKNORTH GROUP, INC.

2003 EQUITY INCENTIVE PLAN

SECTION 1. *Purpose.* The purposes of the Banknorth Group, Inc. 2003 Equity Incentive Plan are to promote the interests of Banknorth Group, Inc. and its stockholders by (i) attracting and retaining exceptional executive personnel and other key employees of the Company and its Affiliates; (ii) motivating such employees by means of performance-related incentives to achieve long-range performance goals; and (iii) enabling such employees to participate in the long-term growth and financial success of the Company.

SECTION 2. *Definitions.* As used in the Plan, the following terms shall have the meanings set forth below:

"Affiliate" shall mean (i) any entity that, directly or indirectly, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in either case as determined by the Committee.

"Award" shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Other Stock-Based Award or Performance Award.

"Award Agreement" shall mean any written agreement, contract or other instrument or document evidencing any Award, which may, but need not, be executed or acknowledged by a Participant.

"Board" shall mean the Board of Directors of the Company.

"Change in Control" shall mean a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act or any successor thereto, provided that, without limiting the foregoing, a change in control also shall mean the occurrence of any of the following events:

(i) any "person" (as defined in Section 3(a)(9) of the Exchange Act) or "group" of persons (as provided under Rule 13d-3 under the Exchange Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 or otherwise under the Exchange Act), directly or indirectly (including as provided in Rule 13d-3(d)(1) under the Exchange Act), of capital stock of the Company the holders of which are entitled to vote for the election of directors ("voting stock") representing that percentage of the Company's then outstanding voting stock (giving effect to the deemed ownership of securities by such person or group, as provided in Rule 13d-3(d)(1) the Exchange Act, but not giving effect to any such deemed ownership of securities by another person or group) equal to or greater than twenty-five percent (25%) of all such voting stock;

(ii) during any period of twenty four consecutive months, individuals who at the beginning of such period constituted the Board (including for this purpose any new director whose election or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of such period) cease for any reason to constitute at least a majority of the Board (excluding any Board seat that is vacant or otherwise unoccupied); and

(iii) there shall be consummated any consolidation, merger, stock for stock exchange or similar transaction (collectively, "Merger Transactions") involving securities of the Company in which holders of voting stock of the Company immediately prior to such consummation own, as a group, immediately after such consummation, voting stock of the Company (or, if the Company does not survive the Merger Transaction, voting securities of the corporation surviving such transaction) having less than 50% of the total voting power in an election of directors of the Company (or such other surviving corporation).

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Committee" shall mean the Human Resources Committee of the Board, which shall be composed of not less than the minimum number of persons from time to time required by (i) Rule 16b-3, each of whom, to the extent necessary to comply with Rule 16b-3, shall be a "non-employee director" within the meaning of Rule 16b-3, as from time to time amended, and (ii) applicable listing or quotation requirements relating to the Shares, each of whom, to the extent necessary to comply with such requirements, shall be "independent" directors within the meaning of such requirements, provided that, with respect to any Covered Employee, "Committee" shall mean the Compensation Subcommittee of the Human Resources Committee of the Board, which shall consist of two or more members of the Board appointed by the Board who qualify as outside directors for purposes of Section 162(m) of the Code. Any reference in the Plan to the "Committee" shall be understood to refer to the Human Resources Committee or its Compensation Subcommittee, whichever has administrative authority with respect to the matter.

"Company" shall mean Banknorth Group, Inc. and any successor thereto.

"Covered Employee" shall mean any Employee who is a covered employee as defined in Section 162(m)(3) of the Code and the regulations thereunder, or any successor section and regulations thereunder.

"Employee" shall mean an employee of the Company or of any Affiliate.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Fair Market Value" shall mean the fair market value of the property or other item being valued, as determined by the Committee in its sole discretion, provided that, unless otherwise determined by the Committee in order to satisfy the requirements relating to Incentive Stock Options under applicable laws and regulations, the "Fair Market Value" of a Share shall be: (i) if the Shares are listed or admitted to trading on any securities exchange or national market system in the United States, the closing price, regular way, on such day on the principal securities exchange or national market system in the United States on which Shares are traded; (ii) if the Shares are not then listed or admitted to trading on any such day, or if no sale takes place on such day, the average of the closing bid and asked prices in the United States on such day, as reported by a reputable quotation source designated by the Committee; and (iii) if the Shares are not then listed or admitted to trading on any such securities exchange or national market system and no such reported sale price or bid and asked prices are available, the average of the reported high bid and low asked prices in the United States on such day, as reported in *The Wall Street Journal* (Eastern edition) or other newspaper designated by the Committee.

"Incentive Stock Option" shall mean a right to purchase Shares from the Company at a fixed price for a specified period that is granted under Section 6 of the Plan and that is intended to meet the requirements of Section 422 of the Code or any successor provisions thereto.

"Nonqualified Stock Option" shall mean a right to purchase Shares from the Company at a fixed price for a specified period that is granted under Section 6 of the Plan and that is not intended to be an Incentive Stock Option.

"Option" shall mean an Incentive Stock Option or a Nonqualified Stock Option.

"Other Stock-Based Award" shall mean any right granted under Section 9 of the Plan.

"Participant" shall mean any Employee selected by the Committee to receive an Award under the Plan.

"Performance Award" shall mean any Award granted under Section 10 of the Plan.

"Performance Goal" shall have the meaning set forth in Section 10(d) herein.

"Performance Period" shall mean, with respect to any Performance Award, the period specified by the Committee, including, but not limited to, the calendar year or any part thereof and periods of more than one consecutive calendar year.

"Performance Targets" shall mean the specific measures which must be satisfied in connection with any Performance Goal.

"Person" shall mean any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.

"Plan" shall mean this Banknorth Group, Inc. 2003 Equity Incentive Plan, as may be amended from time to time in accordance with its terms.

"QDRO" shall mean a domestic relations order meeting such requirements as the Committee shall determine, in its sole discretion.

"Restricted Stock Award" shall mean any Award granted under Section 8 of the Plan.

"Restricted Stock" shall mean any Share granted under Section 8 of the Plan that is subject to a substantial risk of forfeiture due to a restriction based on continued employment or the occurrence of other events as determined by the Committee in its sole discretion and as specified in the Applicable Award Agreement.

"Restricted Stock Unit" shall mean any unit granted under Section 8 of the Plan that is subject to a substantial risk of forfeiture due to a restriction based on continued employment or the occurrence of other events as determined by the Committee in its sole discretion, which may be settled either (i) by the delivery of one Share for each Restricted Stock Unit or (ii) in cash in an amount equal to the Fair Market Value of one Share for each Restricted Stock Unit, all as specified in the applicable Award Agreement. The Award of a Restricted Stock Unit represents the mere promise of the Company to deliver a Share or the appropriate amount of cash, as applicable, upon removal of the applicable restriction (or such later date as may be provided in the Award Agreement) in accordance with and subject to the terms and conditions of the applicable Award Agreement, and is not intended to constitute a transfer of "property" within the meaning of Section 83 of the Code.

"Rule 16b-3" shall mean Rule 16b-3 as promulgated and interpreted by the SEC under the Exchange Act, or any successor rule or regulation thereto as in effect from time to time.

"SEC" shall mean the Securities and Exchange Commission or any successor thereto and shall include the staff thereof.

"Shares" shall mean shares of the common stock, $.01 par value, of the Company, or such other securities of the Company as may be designated by the Committee from time to time.

"Stock Appreciation Right" shall mean any right granted under Section 7 of the Plan to receive the difference between (i) a grant price, which shall be no less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant, and (ii) the Fair Market Value of a Share on the date the right is exercised, which amount may be paid in cash, Shares or a combination of cash and Shares.

SECTION 3. *Administration.*

(a) *Authority of Committee.* The Plan shall be administered by the Committee. Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to an eligible Employee; (iii) determine the number of Shares to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award, provided that no Awards granted under the Plan shall have a vesting period of less than one year, except (x) as provided in Section 12 hereof and (y) in the Committee's sole discretion, in the event of the

Participant's retirement, permanent and total disability or death; (v) determine whether, to what extent and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards or other property, or canceled, forfeited or suspended; (vi) determine whether, to what extent and under what circumstances cash, Shares, other securities, other Awards, other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the holder thereof or of the Committee; (vii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (viii) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (ix) determine the meaning of the terms "retirement" and "permanent and total disability" for purposes of the Plan; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(b) *Committee Discretion Binding.*   Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all Persons, including the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, any stockholder and any Employee.

(c) *Delegation.*   Subject to the terms of the Plan and applicable law, the Committee may delegate to one or more officers of the Company or any Affiliate, or to a committee of such officers, the authority, subject to such terms and limitations as the Committee shall determine, to grant Awards to, or to cancel, modify or waive rights with respect to, or to alter, discontinue, suspend or terminate Awards held by, Employees who are not (i) Covered Employees or (ii) officers or directors of the Company for purposes of Section 16 of the Exchange Act, or any successor section thereto, or who are otherwise not subject to such Section.

SECTION 4.   *Shares Available for Awards.*

(a) *Shares Available.*   Subject to adjustment as provided in Section 4(c), the number of Shares with respect to which Awards may be granted under the Plan shall be equal to 8,100,000. If, after the effective date of the Plan, any Shares covered by an Award granted under the Plan, or to which such an Award relates, are forfeited, or if such an Award is settled for cash or otherwise terminates or is canceled without the delivery of Shares, then the Shares covered by such Award, or to which such Award relates, or the number of Shares otherwise counted against the aggregate number of Shares with respect to which Awards may be granted, to the extent of any such settlement, forfeiture, termination or cancellation, shall again become Shares with respect to which Awards may be granted. In the event that any Option or other Award granted hereunder is exercised through the delivery of Shares or in the event that withholding tax liabilities arising from such Award are satisfied by the withholding of Shares by the Company, the number of Shares available for Awards under the Plan shall be increased by the number of Shares so surrendered or withheld.

(b) *Award Limits.*   Notwithstanding any provision herein to the contrary, the following provisions shall apply (subject to adjustment as provided in Section 4(c)):

(i) in no event shall a Participant receive an Award or Awards during any one calendar year covering in the aggregate more than 400,000 Shares (whether such Award or Awards may be settled in Shares, cash or any combination thereof); and

(ii) in no event shall there be granted during the term of the Plan Restricted Stock, Restricted Stock Units, Other Stock-Based Awards and Performance Awards covering more than an aggregate of 1,000,000 Shares.

(c) *Adjustments.*   In the event that the Committee determines that any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted, (ii) the number of Shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards and (iii) the grant or exercise price with respect to any Award, or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; provided, in each case, that (A) with respect to Awards of Incentive Stock Options no such adjustment shall be authorized to the extent that such authority would cause the Plan to violate Section 422(b)(1) of the Code, as from time to time amended, and (B) with respect to any Award no such adjustment shall be authorized to the extent that such authority would be inconsistent with the Plan's meeting the requirements of Section 162(m) of the Code, as from time to time amended, or Rule 16b-3, as from time to time amended.

(d) *Sources of Shares Deliverable Under Awards.* Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or of treasury Shares, including Shares purchased in the open market or in private transactions.

SECTION 5. *Eligibility.* Any Employee, including any officer or employee-director of the Company or any Affiliate, who is not a member of the Committee, shall be eligible to be designated a Participant.

SECTION 6. *Stock Options.*

(a) *Grant.* Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Employees to whom Options shall be granted, the number of Shares to be covered by each Option, the option price therefor and the conditions and limitations applicable to the exercise of the Option. The Committee shall have the authority to grant Incentive Stock Options, or to grant Nonqualified Stock Options, or to grant both types of options. In the case of Incentive Stock Options, the terms and conditions of such grants shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code, as from time to time amended, and any regulations implementing such statute.

(b) *Exercise Price.* The Committee in its sole discretion shall establish the exercise price at the time each Option is granted, provided that the per share price at which Shares may be purchased upon exercise of an Option shall be no less than one hundred percent (100%) of the Fair Market Value of a Share at the time such Option is granted.

(c) *Exercise.* Subject to the terms of the Plan, each Option shall be exercisable at such times and subject to such terms and conditions as the Committee may, in its sole discretion, specify in the applicable Award Agreement or thereafter, provided that no Option shall be exercisable after the expiration of ten years from the date the Option is granted. The Committee may impose such conditions with respect to the exercise of Options, including without limitation any conditions relating to the application of federal or state securities laws, as it may deem necessary or advisable.

(d) *Payment.* No Shares shall be delivered pursuant to any exercise of an Option until payment in full of the option price therefor is received by the Company. Such payment may be made in cash, or its equivalent, or, if and to the extent permitted by the Committee, by exchanging Shares owned by the optionee (which are not the subject of any pledge or other security interest), or by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the Fair Market Value of any such Shares so tendered to the Company as of the date of such tender is at least equal to such option price.

SECTION 7. *Stock Appreciation Rights.*

(a) *Grant.* Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Employees to whom Stock Appreciation Rights shall be granted, the number of Shares to be covered by each Stock Appreciation Right, the grant price thereof, which may be no less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant, the conditions and limitations applicable to the exercise thereof and whether a Stock Appreciation Right shall be settled in cash, Shares or a combination of cash and Shares. Stock Appreciation Rights may be granted in tandem with another Award, in addition to another Award, or freestanding and unrelated to another Award. Stock Appreciation Rights granted in tandem with or in addition to an Award may be granted either at the same time as the Award or at a later time, provided that any Stock Appreciation Right related to an Incentive Stock Option must be granted at the same time such Incentive Stock Option is granted.

(b) *Other Terms and Conditions.* Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine, at or after the grant of a Stock Appreciation Right, the term, methods of exercise, methods and form of settlement and any other terms and conditions of any Stock Appreciation Right. Any such determination by the Committee may be changed by the Committee from time to time and may govern the exercise of Stock Appreciation Rights granted prior to such determination as well as Stock Appreciation Rights granted thereafter. The Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it shall deem appropriate.

SECTION 8. *Restricted Stock and Restricted Stock Units.*

(a) *Grant.* Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Employees to whom Shares of Restricted Stock and Restricted Stock Units shall be granted, the number of Shares of Restricted Stock and/or the number of Restricted Stock Units to be granted to each Participant, the duration of the period during which, and the conditions under which, the Restricted Stock and Restricted Stock Units may be forfeited to the Company, the other terms and conditions of such Awards and, in the case of Restricted Stock Units, whether such Units shall be settled in cash, Shares or a combination of cash and Shares on the date of grant. Each Restricted Stock Unit shall have a value equal to no less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant. Notwithstanding any other provision of the Plan to the contrary, Restricted Stock and Restricted Stock Units which have not been granted in lieu of base salary or bonuses or which have a restriction based on completion of a specified period of service with the Company or an Affiliate without achievement of a Performance Target or Performance Targets or other performance objectives of the Company as a condition of vesting shall have a minimum vesting period of three years from the date of grant, except (i) as provided in Section 12 hereof and (ii) in the Committee's sole discretion, in the event of the Participant's retirement, permanent and total disability or death.

(b) *Transfer Restrictions.* Shares of Restricted Stock and Restricted Stock Units may not be sold, assigned, transferred, pledged or otherwise encumbered, except, in the case of Restricted Stock, as provided in the Plan or the applicable Award Agreements. Certificates issued in respect of Shares of Restricted Stock shall be registered in the name of the Participant and deposited by such Participant, together with a stock power endorsed in blank, with the Company. Upon the lapse of the restrictions applicable to such Shares of Restricted Stock, the Company shall deliver such certificates to the Participant or the Participant's legal representative.

(c) *Dividends and Distributions.* Dividends and other distributions paid on or in respect of any Shares of Restricted Stock may be paid directly to the Participant, or may be reinvested in additional Shares of Restricted Stock or in additional Restricted Stock Units, as determined by the Committee in its sole discretion.

(d) *Voting of Restricted Stock.* Unless otherwise determined by the Committee at the time of grant, an Employee to whom Shares of Restricted Stock shall be granted shall be entitled to vote such Shares.

SECTION 9. *Other Stock-Based Awards.* The Committee shall have authority to grant to eligible Employees an Other Stock-Based Award, which shall consist of any right that is (i) not an Award described in Sections 6 through 8 above and (ii) an Award of Shares or an Award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as deemed by the Committee to be consistent with the purposes of the Plan. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the terms and conditions of any such Other Stock-Based Award and whether such Awards shall be paid in cash, Shares or a combination of cash and Shares. Notwithstanding any other provision of the Plan to the contrary, an Other Stock-Based Award which is not granted in lieu of base salary or bonuses or which is not subject to the achievement of a Performance Target or Targets or other performance objectives of the Company as a condition to vesting shall have a minimum vesting period of three years from the date of grant, except (i) as provided in Section 12 hereof and (ii) in the Committee's sole discretion, in the event of the Participant's retirement, permanent and total disability or death.

SECTION 10. *Performance Awards.*

(a) *Grant.* The Committee shall have sole and complete authority to determine the extent to which an Award of Restricted Stock, Restricted Stock Units or Other Stock-Based Awards shall be subject to the achievement of one or more Performance Targets over one or more Performance Periods. For any Award to a Covered Employee, any such Performance Target and related Performance Goal(s) and Performance Period(s) shall be determined by the Committee within the time prescribed by Section 162(m) and the regulations thereunder, or any successors thereto, in order for the Performance Target to be considered "pre-established" for this purpose.

(b) *Terms and Conditions.* Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the Performance Targets to be achieved during any Performance Period, the length of any Performance Period, the amount of any Performance Award and the amount and kind of any payment or transfer to be made pursuant to any Performance Award.

(c) *Payment of Performance Awards.* Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period, provided that no full and/or partial payment of a Performance Award granted hereunder may be made to a Covered Employee until the Committee has certified in writing the attainment by the Company of the applicable Performance Target or Performance Targets over the applicable Performance Period or Performance Periods.

(d) *Performance Goals.* For purposes of the Plan, the term "Performance Goals" shall mean objective criteria based on one or more of the following: net income, net income before taxes, operating earnings, cash earnings, operating cash earnings, cash flow, financial return ratios (including, but not limited to, return on average total assets, return on tangible total assets, return on average stockholders' equity, return on average tangible stockholders' equity, average stockholders' equity to average total assets, risk-adjusted return on capital, return on investment, economic value added, efficiency ratio, expense ratio, revenue growth, noninterest income to total revenue ratio and net interest margin), total stockholder return, earnings per share, operating earnings per share, cash earnings per share, other balance sheet or income statement items, stock price, market share or project completion. Performance Goals with respect to awards to Participants who are not Covered Employees also may be based on any other objective performance goals as may be established by the Committee for a Performance Period. Performance Goals may be measured (i) solely on a corporate, subsidiary or business unit basis or a combination thereof and/or (ii) on actual or targeted growth factors. Performance Goals may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure of the selected Performance Goals. A Performance Goal may include or exclude items that measure specific objectives, such as the cumulative effect of changes in generally accepted accounting principles, losses resulting from discontinued operations, securities gains and losses, restructuring, merger-related and other nonrecurring costs, amortization of goodwill and other intangible assets, extraordinary gains or losses and any unusual, nonrecurring gain or loss that is separately quantified in the Company's financial statements. Any Performance Goal expressed on a per-Share basis shall, in case of a recapitalization, stock dividend, stock split or reverse stock split affecting the number of outstanding Shares, be mathematically adjusted by the Committee so that the change in outstanding Shares does not cause a substantive change in the relevant goal. The Committee may adjust Performance Goals for any other objective events or occurrences which occur during a Performance Period, including, but not limited to, acquisitions by the Company and changes in applicable tax laws or accounting principles, provided that the Committee shall not have the discretion to increase the amount of a Performance Award that would otherwise be due upon attainment of a Performance Target or Performance Targets to any Participant who is a Covered Employee except to the extent permitted under Section 162(m) of the Code and the regulations thereunder or any successors thereto.

SECTION 11. *Termination or Suspension of Employment.* The following provisions shall apply in the event of the Participant's termination of employment unless the Committee shall have provided otherwise, either at the time of the grant of the Award or thereafter.

(a) *Nonqualified Stock Options and Stock Appreciation Rights.*

(i) *Termination of Employment.* If the Participant's employment with the Company or its Affiliates is terminated for any reason other than death, permanent and total disability or retirement, the Participant's right to exercise any Nonqualified Stock Option or Stock Appreciation Right shall terminate, and such Option or Stock Appreciation Right shall expire, on the earlier of (A) the first anniversary of such termination of employment or (B) the date such Option or Stock Appreciation Right would have expired had it not been for the termination of employment. The Participant shall have the right to exercise such Option or Stock Appreciation Right prior to such expiration to the extent it was exercisable at the date of such termination of employment and shall not have been exercised.

(ii) *Death, Disability or Retirement.* If the Participant's employment with the Company or its Affiliates is terminated by death, permanent and total disability or retirement, the Participant or his successor (if employment is terminated by death) shall have the right to exercise any Nonqualified Stock Option or Stock Appreciation Right to the extent it was exercisable at the date of such termination of employment and shall not have been exercised, but in no event shall such Option or Stock Appreciation Right be exercisable later than the date the Option or Stock Appreciation Right would have expired had it not been for the termination of such employment.

(iii) *Acceleration and Extension of Exercisability.* Notwithstanding the foregoing, the Committee may, in its discretion, provide (A) that an Option granted to a Participant may terminate at a date earlier than that set forth above, including without limitation the date of termination of employment; (B) that an Option granted to a Participant may terminate at a date later than that set forth above, provided such date shall not be beyond the date the Option would have expired had it not been for the termination of the Participant's employment; and (C) that an Option or Stock Appreciation Right may become immediately exercisable when it finds that such acceleration would be in the best interests of the Company.

(b) *Incentive Stock Options.* Except as otherwise determined by the Committee at the time of grant, if the Participant's employment with the Company is terminated for any reason, the Participant shall have the right to exercise any Incentive Stock Option and any related Stock Appreciation Right during the 90 days after such termination of employment to the extent it was exercisable at the date of such termination, but in no event later than the date the Option would have expired had it not been for the termination of such employment. If the Participant does not exercise such Option or related Stock Appreciation Right to the full extent permitted by the preceding sentence, the remaining exercisable portion of such Option automatically will be deemed a Nonqualified Stock Option, and such Option and any related Stock Appreciation Right will be exercisable during the period set forth in Section 11(a) of the Plan, provided that in the event that employment is terminated because of death or the Participant dies during such 90-day period, the Option will continue to be an Incentive Stock Option to the extent provided by Section 421 or Section 422 of the Code, or any successor provisions, and any regulations promulgated thereunder.

(c) *Restricted Stock.* Except as otherwise determined by the Committee at the time of grant, upon termination of employment for any reason during the restriction period, all shares of Restricted Stock still subject to restriction shall be forfeited by the Participant and reacquired by the Company at the price (if any) paid by the Participant for such Restricted Stock, provided that in the event of a Participant's retirement, permanent and total disability or death, or in cases of special circumstances, the Committee may, in its sole discretion, when it finds that a waiver would be in the best interests of the Company, waive in whole or in part any or all remaining restrictions with respect to such Participant's shares of Restricted Stock.

SECTION 12.   *Change in Control.*   Notwithstanding any other provision of the Plan to the contrary, upon a Change in Control all outstanding Awards shall vest, become immediately exercisable or payable or have all restrictions lifted as may apply to the type of Award.

SECTION 13.   *Amendment and Termination.*

(a) *Amendments to the Plan.*   The Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time, provided that no such amendment, alteration, suspension, discontinuation or termination shall be made that would adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted without the consent of the affected Participant, holder or beneficiary, or that without the approval of the stockholders of the Company would:

(i) except as provided in Section 4(c) of the Plan, increase the total number of Shares with respect to which Awards may be granted under the Plan;

(ii) change the employees or class of employees eligible to participate in the Plan;

(iii) reduce the exercise price for Options and Stock Appreciation Rights by repricing or replacing such Awards; or

(iv) change the Performance Goals which may be established for Performance Awards.

(b) *Amendments to Awards.*   The Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted, prospectively or retroactively, provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary. Notwithstanding any other provision of the Plan to the contrary, except as provided in Section 4(c) and Section 13(c), the Committee shall not have the authority to cancel any outstanding Option or Stock Appreciation Right and issue a new Option or Stock Appreciation Right in its place with a lower exercise price without the approval of the stockholders of the Company.

(c) *Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.*   The Committee is hereby authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4(c) hereof) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, provided that no such adjustment shall be authorized to the extent that such authority would be inconsistent with the Plan's meeting the requirements of Section 162(m) of the Code, as from time to time amended, or Rule 16b-3, as from time to time amended.

SECTION 14.   *General Provisions.*

(a) *Dividend Equivalents.*   In the sole and complete discretion of the Committee, an Award may provide the Participant with dividends or dividend equivalents, payable in cash, Shares, other securities or other property on a current or deferred basis.

(b) *Nontransferability.*   No Award shall be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant, except by will or the laws of descent and distribution or pursuant to a QDRO, provided, however, that an Award may be transferable, to the extent determined by the Committee and set forth in the applicable Award Agreement, (i) if such Award Agreement provisions do not disqualify such Award for exemption under Rule 16b-3, as from time to time amended; (ii) if such Award is not intended to qualify for exemption under such rule; or (iii) with respect to Awards which are Incentive Stock Options, if such Award Agreement provisions do not prevent the Incentive Stock Options from qualifying as such under Section 422 of the Code, as from time to time amended.

(c) *No Rights to Awards.*   No Employee, Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Employees, Participants or holders or beneficiaries of Awards. The terms and conditions of Awards need not be the same with respect to each recipient.

(d) *Share Certificates.*   All certificates for Shares or other securities of the Company or any Affiliate delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations and other requirements of the SEC, any stock exchange or national market quotation system upon which such Shares or other securities are then listed or quoted, respectively, and any applicable Federal or state laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(e) *Withholding.*   A Participant may be required to pay to the Company or any Affiliate and the Company or any Affiliate shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other securities, other Awards or other property) of any applicable withholding taxes in respect of any Award, its exercise or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. The Committee may provide for additional cash payments to holders of Awards to defray or offset any tax arising from the grant, vesting, exercise or payments of any Award, but only in the case of a Covered Employee to the extent permitted under Section 162(m) of the Code and the regulations thereunder or any successor thereto.

(f) *Award Agreements.*   Each Award hereunder shall be evidenced by an Award Agreement that shall be delivered to the Participant and shall specify the terms and conditions of the Award and any rules applicable thereto.

(g) *No Limit on Other Compensation Arrangements.*   Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of Options, Restricted Stock Awards and other types of Awards provided for hereunder (subject to stockholder approval if such approval is required), and such arrangements may be either generally applicable or applicable only in specific cases.

(h) *No Right to Employment.*   Neither the Plan nor the grant of any Awards hereunder nor any action taken by the Committee or the Board in connection with the Plan shall create any right on the part of any Employee to continue in the employ of the Company or any Affiliate.

(i) *No Rights as Stockholder.*   Subject to the provisions of the applicable Award and the Plan, no Participant or holder or beneficiary of any Award shall have any rights as a stockholder with respect to any Shares to be distributed under the Plan until he or she has become the holder of such Shares.

(j) *Governing Law.*   The validity, construction and effect of the Plan and any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of Maine.

(k) *Severability*.   The Plan is intended to comply in all aspects with applicable laws and regulations, including, with respect to those Participants who are Covered Employees, Section 162(m) of the Code and the regulations thereunder, or any successors thereto. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any Person or

Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(l) *Other Laws.*   The Committee may refuse to issue or transfer any Shares or other consideration under an Award if, acting in its sole discretion, it determines that the issuance or transfer of such Shares or such other consideration might violate any applicable law, regulation or listing or quotation requirement relating to the Shares or entitle the Company to recover the same under Section 16(b) of the Exchange Act, and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder or beneficiary. Without limiting the generality of the foregoing, no Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Committee in its sole discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of the U.S. federal securities laws and any other laws to which such offer, if made, would be subject, as well as any applicable listing or quotation requirements relating to the Shares.

(m) *No Trust or Fund Created.*   Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(n) *No Fractional Shares.*   No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(o) *Headings.*   Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

(p) *Successors and Assigns.*   The Plan and any Award Agreement shall be binding upon the successors and assigns of the Company and upon each Participant and such Participant's heirs, executors, administrators, personal representatives, permitted assignees and successors in interest.

SECTION 15.   *Effective Date; Term of the Plan.*

(a) *Effective Date.*   The Plan shall be effective upon its approval by the stockholders of the Company.

(b) *Term of the Plan.*   The Plan shall remain in effect until the earlier of (i) the date that no additional Shares are available for issuance under the Plan, (ii) the date that the Plan has been terminated in accordance with Section 13 or (iii) the close of business on the tenth annual anniversary of the Effective Date. Termination of the Plan shall not affect any Awards previously granted and such Awards shall remain valid and in effect until they have been fully exercised or earned, are surrendered or by their terms expire or are forfeited.